Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED SEPTEMBER 3, 2019

TO THE PROSPECTUS DATED JANUARY 4, 2019

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, dated January 4, 2019 (the “Prospectus”). This Supplement supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are:

•	to update information with respect to our operations;

•	to disclose the transaction price for each class of our common stock as of September 1, 2019;

•	to disclose the calculation of our July 31, 2019 net asset value (“NAV”) per share for all share classes;

•	to update certain historical NAV information;

•	to provide an update on the status of our current public offering (the “Offering”);

•	to announce the promotion of our Controller to the position of Chief Accounting Officer; and

•	to otherwise update the Prospectus.

Selected Information Regarding our Operations

The follow disclosure updates the similar information appearing in the section of the Prospectus entitled “Selected Information Regarding Our Operations.”

Selected Financial Information

The following selected financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2018 and our Quarterly Report on Form 10-Q for the period ended June 30, 2019, each as incorporated herein by reference. Our historical results are not necessarily indicative of results for any future period.

	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Period March 2, 2016 (date of initial capitalization) through December 31, 2016
Operating Data (in thousands)
Total revenues	$651,399	$723,258	$157,932	$—
Total expenses	702,656	837,761	226,858	115
Total other income (expense)	(51,623)	(176,962)	(18,624)	—

Net loss	(102,880)	(291,465)	(87,550)	(115)

Net loss attributable to BREIT stockholders	$(97,550)	$(281,056)	$(86,258)	$(115)

Per Share Data
Net loss per share of common stock—basic and diluted	$(0.17)	$(0.91)	$(0.90)	$(5.74)
Gross distributions declared per share of common stock	$0.3170	$0.6286	$0.4782 (1)	$—

(1)

Represents the gross distributions declared for Class S and Class I shares for the year ended December 31, 2017. We did not sell any Class D or Class T shares prior to May 2017 and June 2017, respectively, thus no distributions were declared for Class D or Class T shares prior to such date.

	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Balance Sheet Data (in thousands)
Total assets	$18,862,087	$13,237,158	$4,625,308	$200
Investments in real estate, net	14,266,583	10,259,687	3,406,555	—
Investments in real estate-related securities	3,460,922	2,259,913	915,742	—
Mortgage notes, term loans, and secured and unsecured revolving credit facilities, net	8,619,181	6,833,269	2,116,665	—
Repurchase agreements	2,447,134	1,713,723	682,848	—
Total equity	6,376,375	3,914,954	1,509,639	85

Funds from Operations, Adjusted Funds from Operations and Funds Available for Distribution

We believe funds from operations (“FFO”) is a meaningful supplemental non-GAAP operating metric. Our consolidated financial statements are presented under historical cost accounting which, among other things, requires depreciation of real estate investments to be calculated on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will fluctuate over time based on market conditions and as such, depreciation under historical cost accounting may be less informative. FFO is a standard REIT industry metric defined by the National Associational of Real Estate Investment Trusts (“NAREIT”). FFO, as defined by NAREIT and presented below, is calculated as net income or loss (computed in accordance with accounting principles generally accepted in the United States of America (“GAAP”)), excluding (i) gains or losses from sales of depreciable real property, (ii) impairment write-downs on depreciable real property, plus (iii) real estate-related depreciation and amortization, and (iv) similar adjustments for unconsolidated joint ventures.

We also believe that adjusted FFO (“AFFO”) is a meaningful non-GAAP supplemental disclosure of our operating results. AFFO further adjusts FFO in order for our operating results to reflect the specific characteristics of our business by adjusting for items we believe are not related to our core operations. Our adjustments to FFO to arrive at AFFO include removing the impact of (i) straight-line rental income, (ii) amortization of above- and below-market lease intangibles, (iii) amortization of mortgage premium/discount, (iv) organization costs, (v) unrealized (gains) losses from changes in the fair value of Real Estate-Related Securities, (vi) amortization of restricted stock awards, (vii) non-cash performance participation allocation or other non-cash incentive compensation even if repurchased by us, and (viii) similar adjustments for unconsolidated joint ventures.

We also believe funds available for distribution (“FAD”) is an additional meaningful non-GAAP supplemental disclosure that provides useful information for considering our operating results and certain other items relative to the amount of our distributions by removing the impact of certain non-cash items on our distributions. FAD is calculated as AFFO excluding (i) realized gains (losses) on Real Estate-Related Securities and (ii) management fee paid in shares or operating partnership units even if repurchased by us, and including deductions for (iii) recurring tenant improvements, leasing commissions, and other capital projects, (iv) stockholder servicing fees paid during the period, and (v) similar adjustments for unconsolidated joint ventures. FAD is not indicative of cash available to fund our cash needs and does not represent cash flows from operating activities in accordance with GAAP, as it excludes adjustments for working capital items and actual cash receipts from interest income recognized on Real Estate Related Securities. Cash flows from operating activities in accordance with GAAP would generally be adjusted for such items. Furthermore, FAD is adjusted for stockholder servicing fees and recurring tenant improvements, leasing commissions, and other capital expenditures, which are not considered when determining cash flows from operating activities in accordance with GAAP.

The following table presents a reconciliation of FFO, AFFO and FAD to net loss attributable to BREIT stockholders ($ in thousands):

	Six Months Ended June 30, 2019	Year Ended December 31, 2018
Net loss attributable to BREIT stockholders	$(97,550)	$(281,056)
Adjustments to arrive at FFO:
Real estate depreciation and amortization	301,333	406,295
Gain on disposition of real estate	(29,686)	—
Amount attributable to non-controlling interests for above adjustment	(12,629)	(14,712)

FFO attributable to BREIT stockholders	161,468	110,527
Adjustments to arrive at AFFO:
Straight-line rental income	(3,728)	(7,149)
Amortization of above- and below-market lease intangibles	(3,722)	(4,735)
Amortization of mortgage premium/discount	(3)	(233)
Unrealized (gains) losses from changes in the fair value of real estate-related securities	(45,492)	24,746
Amortization of restricted stock awards	200	212
Non-cash performance participation allocation	50,061	37,484
Non-cash incentive compensation awards to affiliated service providers	1,000	4,714
Gain on involunatry conversion	(1,389)	—
Amount attributable to non-controlling interests for above adjustments	84	(969)

AFFO attributable to BREIT stockholders	158,479	164,597
Adjustments to arrive at FAD:
Realized (gains) losses on real estate-related securities	25	(200)
Management fee paid in shares	39,664	42,659
Recurring tenant improvements, leasing commissions and other capital expenditures (1)	(20,835)	(17,811)
Stockholder servicing fees	(17,207)	(20,909)
Amount attributable to non-controlling interests for above adjustments	(437)	(327)

FAD attributable to BREIT stockholders	$159,689	$168,009

(1)

Recurring tenant improvements and leasing commissions are related to second-generation leases and other capital expenditures required to maintain our investments. Second generation leases are for space that had previously been leased. Other capital expenditures exclude underwritten capital projects in conjunction with acquisitions and projects that we believe will enhance the value of our investments.

FFO, AFFO, and FAD should not be considered to be more relevant or accurate than the GAAP methodology in calculating net income (loss) or in evaluating our operating performance. In addition, FFO, AFFO, and FAD should not be considered as alternatives to net income (loss) as indications of our performance or as alternatives to cash flows from operating activities as indications of our liquidity, but rather should be reviewed in conjunction with these and other GAAP measurements. Further, FFO, AFFO, and FAD are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders.

Our Indebtedness

The following table is a summary of our indebtedness as of June 30, 2019 and December 31, 2018 ($ in thousands):

				Principal Balance as Of
Indebtedness	Weighted Average Interest Rate(1)	Weighted Average Maturity Date(2)(3)	Maximum Facility Size	June 30, 2019	December 31, 2018
Fixed rate loans:
Fixed rate mortgages	4.00%	12/6/2025	N/A	$6,176,501	$4,782,326
Mezzanine loan	5.85%	4/5/2025	N/A	200,000	200,000

Total fixed rate loans	4.06%	11/28/2025		6,376,501	4,982,326
Variable rate loans:
Floating rate mortgages	L+1.71%	5/9/2026	N/A	667,916	675,116
Variable rate term loans	L+1.66%	3/19/2023	N/A	732,325	603,500
Variable rate secured revolving credit facilities	L+1.65%	4/19/2023	$1,032,325	662,825	624,200

Total variable rate loans	L+1.67%	4/3/2024		2,063,066	1,902,816

Total loans secured by our properties	4.06%	7/3/2025		8,439,567	6,885,142
Repurchase agreement borrowings secured by our real estate-related securities:
Barclays MRA		9/29/2021	750,000	750,000	750,000
Other MRAs(4)		9/11/2019	N/A	1,697,134	963,723

Total repurchase agreement borrowings secured by our real estate-related securities(5)	3.61%			2,447,134	1,713,723
Unsecured loans:
Unsecured variable rate revolving credit facility	L+2.50%	2/22/2022	685,000	240,000	—
Affiliate line of credit	L+2.50%	1/23/2020	250,000	—	—

Total unsecured loans			935,000	240,000	—

Total indebtedness				$11,126,701	$8,598,865

(1)

The term “L” refers to (i) the one-month LIBOR with respect to loans secured by our properties and unsecured loans, and (ii) the one-month, three-month and twelve-month LIBOR with respect to the repurchase agreement borrowings.

(2)	For loans where we, at our sole discretion, have extension options, the maximum maturity date has been assumed.
(3)	Subsequent to quarter end, we rolled our repurchase agreement contracts expiring in July 2019 into new contracts.
(4)	Includes RBC MRA, Citi MRA, BAML MRA, MS MRA, MUFG MRA, and HSBC MRA.
(5)	Weighted average interest rate based on L+1.22%.

Our Distributions

The following table summarizes the net distributions per share for each class and each record date declared by us in 2019 as of the date of this Supplement.

Record Date	Class S Shares	Class T Shares	Class D Shares	Class I Shares
January 31, 2019	$0.0451	$0.0452	$0.0507	$0.0530
February 28, 2019	0.0451	0.0452	0.0501	0.0522
March 31, 2019	0.0451	0.0452	0.0507	0.0530
April 30, 2019	0.0451	0.0453	0.0506	0.0528
May 31, 2019	0.0451	0.0453	0.0508	0.0531
June 30, 2019	0.0451	0.0453	0.0506	0.0529
July 31, 2019	0.0451	0.0452	0.0508	0.0531

The following tables summarize our distributions declared during the six months ended June 30, 2019 and the year ended December 31, 2018 ($ in thousands):

	Six Months Ended June 30, 2019		For the Year Ended December 31, 2018
	Amount	Percentage	Amount	Percentage
Distributions
Payable in cash	$58,780	37%	$63,631	37%
Reinvested in shares	101,633	63%	110,228	63%

Total distributions	$160,413	100%	$173,859	100%

Sources of Distributions
Cash flows from operating activities	$160,413	100%	$173,859	100%
Offering proceeds	—	—%	—	—%

Total sources of distributions	$160,413	100%	$173,859	100%

Cash flows from operating activities	$193,469		$252,682
Funds from Operations	$161,468		$110,527
Adjusted Funds from Operations	$158,479		$164,597
Funds Available for Distribution	$159,689		$168,009

Related Party Transactions

Management Fee

During the six months ended June 30, 2019 and the year ended December 31, 2018, the Company incurred management fees of $39.7 million and $42.7 million, respectively.

The Company issued 2,870,390 and 3,845,338 unregistered Class I shares to the Adviser as payment for the management fees for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively, and also had $8.3 million and $5.1 million of management fees payable as of June 30, 2019 and December 31, 2018, respectively. During July 2019 and January 2019, the Adviser was issued 746,844 and 474,552, respectively, unregistered Class I shares as payment for the $8.3 million and $5.1 million management fees accrued as of June 30, 2019 and December 31, 2018, respectively. The shares issued to the Adviser for payment of the management fee were issued at the applicable NAV per share at the end of each month for which the fee was earned.

Performance Participation Allocation

During the six months ended June 30, 2019 and the year ended December 31, 2018, the Company recognized performance participation allocation expenses of $50.1 million and $37.5 million, respectively. The 2018 performance participation allocation became payable on December 31, 2018 and, in January 2019, the Company issued approximately 3.5 million Class I units in BREIT OP to the Special Limited Partner as payment for the 2018 performance participation allocation. Such Class I units were issued at the NAV per unit as of December 31, 2018. Subsequent to the Class I units being issued, 0.4 million of such units were redeemed for $4.3 million and 1.1 million of such units were exchanged for unregistered Class I shares in the Company.

Affiliate Payments

The following table details the components of due to affiliates ($ in thousands):

	June 30, 2019	December 31, 2018
Accrued stockholder servicing fee(1)	$359,917	$238,496
Performance participation allocation	50,061	37,484
Accrued management fee	8,272	5,124
Advanced organization and offering costs	7,159	8,181
Accrued affiliate service provider expenses	3,214	3,115
Accrued affiliate incentive compensation awards	—	4,714
Other	1,388	4,467

Total	$430,011	$301,581

(1)

The Company accrues the full amount of the future stockholder servicing fees payable to the Dealer Manager for Class S, Class T, and Class D shares up to the 8.75% of gross proceeds limit at the time such shares are sold. The Dealer Manager has entered into agreements with the selected dealers distributing the Company’s shares in the Offering, which provide, among other things, for the re-allowance of the full amount of the selling commissions and dealer manager fee and all or a portion of the stockholder servicing fees received by the Dealer Manager to such selected dealers.

Share Repurchases

During the six months ended June 30, 2019 and the year ended December 31, 2018, we redeemed approximately $105.6 million and $56.4 million of common stock, respectively, which represented all redemption requests received in good order and eligible for redemption during such periods.

	For the Six Months Ended June 30, 2019	For the Twelve Months Ended December 31, 2018
Number of shares requested for repurchase	9,710,021	5,245,304
Number of shares repurchased	9,710,021	5,245,304
% of shares requested that were repurchased	100%	100%
Average repurchase price per share	$10.88	$10.76

Financial Statements

On May 25, 2018, we filed an Amendment to the Current Report on Form 8-K, dated March 9, 2018 to provide the required audited combined statement of revenues and certain operating expenses under Rule 3-14 of Regulation S-X with respect to the Canyon Industrial Portfolio acquired by us, which was considered a significant asset acquisition. Additionally, the Amendment to the Current Report on Form 8-K dated March 9, 2018, presented the required pro forma financial information reflecting the impact of the Canyon Industrial Portfolio transaction on our financial results at the time. The following unaudited pro forma consolidated financial statement has been included to update the pro forma financial information for the year ended December 31, 2018.

The unaudited pro forma consolidated financial statement should be read in conjunction with our financial statements and notes thereto presented in our Annual Report on Form 10-K for the year ended December 31, 2018. The unaudited pro forma income statement is not necessarily indicative of what the actual operating results would have been had the Canyon Industrial Portfolio acquisition and sale of our common stock occurred on January 1, 2017, nor is it indicative of our future operating results.

The Canyon Industrial Portfolio is included in our consolidated balance sheet as disclosed on Form 10-K for the period ended December 31, 2018. As such, we have not included a pro forma balance sheet for the acquisition of the Canyon Industrial Portfolio.

Blackstone Real Estate Income Trust, Inc.

Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2018

(Unaudited, in thousands except share and per share data)

	BREIT Historical(a)	Canyon Industrial Portfolio Acquisition		Pro-forma Adjustments		BREIT Pro forma
Revenues
Rental revenue	$494,519	$17,415	(b)	$966	(c)	$512,900
Tenant reimbursement income	64,145	4,817	(b)	—		68,962
Hotel revenue	138,433	—		—		138,433
Other revenue	26,161	61	(b)	—		26,222

Total revenues	723,258	22,293		966		746,517
Expenses
Rental property operating	243,093	7,062	(b)	394	(d)	250,549
Hotel operating	97,248	—		—		97,248
General and administrative	10,982	—		—		10,982
Management fee	42,659	—		511	(e)	43,170
Performance participation allocation	37,484	—		—		37,484
Depreciation and amortization	406,295	—		14,229	(f)	420,524

Total expenses	837,761	7,062		15,134		859,957
Other income (expense)
Income from real estate-related securities	55,323	—		—		55,323
Interest income	410	—		—		410
Interest expense	(233,184)	—		(10,774	)(g)	(243,958)
Other income (expense)	489	—		—		489

Total other income (expense)	(176,962)	—		(10,774)		(187,736)

Net loss	$(291,465)	$15,231		$(24,942)		$(301,176)

Net loss attributable to non-controlling interests in third party joint ventures	6,188	—		81	(h)	6,269
Net loss attributable to non-controlling interests in BREIT OP	4,221	—		—		4,221

Net loss attributable to BREIT stockholders	$(281,056)	$15,231		$(24,861)		$(290,686)

Net loss per share of common stock—basic and diluted	$(0.91)					$(0.92)

Weighted-average shares of common stock outstanding, basic and diluted	309,686,177					314,959,193

Blackstone Real Estate Income Trust, Inc.

Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2018

(Unaudited)

(a)	Historical financial information obtained from BREIT’s Annual Report on Form 10-K for the year ended December 31, 2018.

(b)

Represents the operating results attributable to the Canyon Industrial Portfolio for the period January 1, 2018 through March 8, 2018, the period prior to the Company’s acquisition of the Canyon Industrial Portfolio. The operating results attributable to the Canyon Industrial Portfolio for the period March 9, 2018 through December 31, 2018 are included in the Company’s historical operating results for the year ended December 31, 2018.

(c)

The Company recognizes rental revenue for operating leases on a straight-line basis over the life of the related lease, including any rent steps or abatement provisions. An adjustment in the amount of $0.4 million is made to reflect rental revenue on a straight-line basis as if the Company had acquired the Canyon Industrial Portfolio as of January 1, 2017. In addition, the Company records acquired above-market and below-market leases at their fair value and recognizes the related amortization as an adjustment to rental revenue. As such, an adjustment in the amount of $0.6 million is made to reflect rental revenue as if the Company had acquired the Canyon Industrial Portfolio as of January 1, 2017.

(d)

The Company has engaged a portfolio company owned by a Blackstone-advised fund to provide services in connection with its investment in the Canyon Industrial Portfolio. Please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 for further details. The pro forma adjustment for such services is $0.2 million.

The pro forma adjustment also includes $0.1 million to reflect the current third-party management contracts for the Canyon Industrial Portfolio and $0.2 million in fees to the prior owner. The Company has engaged an affiliate of the seller to provide certain services for the Canyon Industrial Portfolio post-acquisition. The remainder of the adjustment relates to a decrease of $0.1 million in insurance expense due to decreased premiums.

The adjustments were made as if the contracts were in place during the year ended December 31, 2018.

(e)

The Adviser is entitled to an annual management fee equal to 1.25% of the Company’s NAV, payable monthly, as compensation for the services it provides to the Company. The pro forma adjustment includes $0.5 million to reflect the management fee as if the Company had acquired the Canyon Industrial Portfolio as of January 1, 2017 and contributed to management fees for the period January 1, 2018 through March 8, 2018.

(f)

Represents depreciation and amortization expense on the Canyon Industrial Portfolio for the period January 1, 2018 through March 8, 2018. The Company records depreciation and amortization on a straight-line basis. The following table details the depreciation and amortization expense for the period January 1, 2018 through March 8, 2018 ($ in thousands):

Canyon Industrial Portfolio
Depreciation expense	$8,537
Amortization expense	5,692

Total	$14,229

(g)

Represents the interest expense, and the related amortization of deferred financing costs, on the Company’s borrowings utilized in order to acquire the Canyon Industrial Portfolio for the period January 1, 2018 through March 8, 2018. The following table details the pro forma interest expense adjustments by borrowing for the period January 1, 2018 through March 8, 2018 ($ in thousands):

Canyon Industrial Portfolio
$1.1 billion mortgage loan	$8,394
$200 million mezzanine loan	2,178
Amortization of deferred financing costs	202

Pro forma adjustment to interest expense	$10,774

An increase or decrease of 1/8% on the interest rate used to calculate interest expense on the Company’s borrowings would impact interest expense by approximately $0.3 million for the year ended December 31, 2018.

(h)

Represents the operating results attributable to the Canyon Industrial Portfolio and the related pro forma adjustments for the period January 1, 2018 through March 8, 2018 that were allocated to non-controlling interests.

(i)

The available cash utilized in the acquisition of the Canyon Industrial Portfolio consisted of net proceeds received in the Company’s primary offering during the three months ended March 31, 2018. The pro forma weighted average shares assume that the shares issued during the three months ended March 31, 2018 had been issued on January 1, 2018.

September 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of September 1, 2019 (and repurchases as of August 31, 2019) is as follows:

Transaction Price (per share)
Class S	$11.2241
Class T	$11.0191
Class D	$11.0660
Class I	$11.1969

The September 1 transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2019. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since July 31, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

July 31, 2019 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third-party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for July 31, 2019 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of July 31, 2019 ($ and shares in thousands):

Components of NAV	July 31, 2019
Investments in real properties	$16,306,340
Investments in real estate-related securities	3,447,347
Cash and cash equivalents	99,529
Restricted cash	611,355
Other assets	170,326
Mortgage notes, term loans, and revolving credit facilities, net	(8,972,152)
Repurchase agreements	(2,003,458)
Subscriptions received in advance	(520,299)
Other liabilities	(393,191)
Accrued performance participation allocation	(69,223)
Management fee payable	(8,999)
Accrued stockholder servicing fees (1)	(3,661)
Non-controlling interests in joint ventures	(143,930)

Net asset value	$8,519,984

Number of outstanding shares/units	761,177

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2019, the Company has accrued under GAAP $354.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of July 31, 2019 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$4,483,096	$371,722	$651,948	$2,856,683	$156,535	$8,519,984
Number of outstanding shares/units	399,418	33,734	58,914	255,131	13,980	761,177

NAV Per Share/Unit as of July 31, 2019	$11.2241	$11.0191	$11.0660	$11.1969	$11.1969

(1)	Includes the partnership interests of Operating Partnership held by Special Limited Partner, Class B unit holders, and other Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the July 31, 2019 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily*	7.8%	5.5%
Industrial	7.3%	5.9%
Hotel	9.7%	9.8%
Retail	7.7%	6.5%

*	Multifamily includes student housing and manufactured housing.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Hotel Investment Values	Retail Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.9%	+1.0%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(1.9%)	(1.0%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.9%	+1.9%	+2.4%
(weighted average)	0.25% increase	(2.7%)	(2.6%)	(1.8%)	(2.2%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as the partnership interests of Operating Partnership held by BREIT Special Limited Partner and Class B unit holders. The following table provides a breakdown of the major components of our total NAV as of June 30, 2019 ($ and shares in thousands):

Components of NAV	June 30, 2019
Investments in real properties	$15,795,590
Investments in real estate-related securities	3,460,922
Cash and cash equivalents	150,062
Restricted cash	477,768
Other assets	134,959
Mortgage notes, term loans, and revolving credit facilities, net	(8,670,299)
Repurchase agreements	(2,447,134)
Subscriptions received in advance	(402,493)
Other liabilities	(439,862)
Accrued performance participation allocation	(50,061)
Management fee payable	(8,272)
Accrued stockholder servicing fees (1)	(3,334)
Non-controlling interests in joint ventures	(152,855)

Net asset value	$7,844,991

Number of outstanding shares/units	708,513

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2019, the Company has accrued under GAAP $335.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2019 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third- party Operating Partnership Units(1)	Total
Net asset value	$4,231,680	$347,774	$579,335	$2,531,369	$154,833	$7,844,991
Number of outstanding shares/units	381,156	31,904	52,917	228,556	13,980	708,513

NAV Per Share/Unit as of June 30, 2019	$11.1022	$10.9007	$10.9481	$11.0755	$11.0755

(1)

Includes the partnership interests of Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other Operating Partnership interests held by parties other than the Company.

Historical NAV

The following table supplements the similar table containing historical NAV information in the section of the Prospectus entitled “Net Asset Value Calculation and Valuation Guidelines.”

The following table presents our monthly NAV per share for each of our four classes of common stock from December 31, 2018 through the date of this Supplement:

Date	Class S	Class I(1)	Class D	Class T
December 31, 2018	$10.8222	$10.7984	$10.6820	$10.6318
January 31, 2019	$10.8756	$10.8524	$10.7359	$10.6835
February 28, 2019	$10.9142	$10.8906	$10.7724	$10.7202
March 31, 2019	$10.9458	$10.9218	$10.8019	$10.7502
April 30, 2019	$10.9756	$10.9480	$10.8304	$10.7769
May 31, 2019	$11.0625	$11.0350	$10.9146	$10.8612
June 30, 2019	$11.1022	$11.0755	$10.9481	$10.9007
July 31, 2019	$11.2241	$11.1969	$11.0660	$11.0191

(1)	The NAV per unit of the Class I and Class B units of the Operating Partnership generally correspond to the NAV per share of the Company’s Class I shares.

Status of our Current Public Offering

As of the date of this Supplement, we had issued and sold 253,668,818 shares of our common stock (consisting of 136,206,264 Class S shares, 11,545,459 Class T shares, 31,193,190 Class D shares, and 74,723,905 Class I shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Promotion of our Controller to the Position of Chief Accounting Officer

On March 13, 2019, the Board of Directors of the Company appointed Paul Kolodziej to the position of Chief Accounting Officer. Effective March 13, 2019, he acts as the Company’s principal accounting officer, replacing Paul Quinlan. Mr. Quinlan continues to serve as the Company’s Chief Financial Officer and Treasurer and acts as the Company’s principal financial officer. Mr. Kolodziej, 40, was previously the Company’s Controller since June 2016.

Cover Page

The following paragraph supersedes and replaces the first paragraph on the cover page of the Prospectus and all similar disclosure in the Prospectus:

Blackstone Real Estate Income Trust, Inc. invests primarily in stabilized income-oriented commercial real estate in the United States. We are externally managed by our adviser, BX REIT Advisors L.L.C. (the “Adviser”). The Adviser is part of the real estate group of The Blackstone Group Inc. (together with its affiliates, “Blackstone”), a leading global investment manager, which serves as our sponsor (“Blackstone Real Estate”). Our objective is to bring Blackstone’s leading institutional-quality real estate investment platform to income-focused investors. We conduct our operations as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. We are not a mutual fund and do not intend to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Risk Factors

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the Prospectus and all similar disclosure in the Prospectus:

Valuations and appraisals of our properties and real estate-related securities are estimates of fair value and may not necessarily correspond to realizable value.

For the purposes of calculating our monthly NAV, our properties will generally initially be valued at cost, which we expect to represent fair value at that time. Thereafter, valuations of properties will be determined by the Adviser based in part on appraisals of each of our properties by independent third-party appraisal firms reviewed by our independent valuation advisor at least once per year in accordance with valuation guidelines approved by our board of directors. The Adviser will also conduct a monthly valuation of our properties that will be reviewed and confirmed for reasonableness by our independent valuation advisor. Investments in real estate-related securities with readily available market quotations will be valued monthly at fair market value. Certain real estate-related securities, such as mortgages and mezzanine loans, are unlikely to have market quotations. In the case of loans acquired by us, such initial value will generally be the acquisition price of such loan. In the case of loans originated by us, such initial value will generally be the par value of such loan. Each such real estate-related security will then be valued by the Adviser within the first three full months after we invest in such security and no less than quarterly thereafter. For more information regarding our valuation process, see “Net Asset Value Calculation and Valuation Guidelines.”

Although monthly valuations of each of our real properties will be reviewed and confirmed for reasonableness by our independent valuation advisor, such valuations are based on asset- and portfolio-level information provided by the Adviser, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real estate property, which information will not be independently verified by our independent valuation advisor. Similarly, although our monthly valuations of our real estate-related securities for which market prices are not readily available will be reviewed and confirmed for reasonableness by our independent valuation advisor, such valuations are based on information provided by the Adviser, which information will not be verified by our independent valuation advisor.

Within the parameters of our valuation guidelines, the valuation methodologies used to value our properties and certain of our real estate-related securities will involve subjective judgments and projections and may not be accurate. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations and appraisals of our properties and real estate-related securities will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond our control and the control of the Adviser and our independent valuation advisor. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal. There will be no retroactive adjustment in the valuation of such assets, the offering price of our shares of common stock, the price we paid to repurchase shares of our common stock or NAV-based fees we paid to the Adviser and the Dealer Manager to the extent such valuations prove to not accurately reflect the realizable value of our assets. Because the price you will pay for shares of our common stock in this offering, and the price at which your shares may be repurchased by us pursuant to our share repurchase plan are generally based on our prior month’s NAV per share, you may pay more than realizable value or receive less than realizable value for your investment.

Your interest in us will be diluted if we issue additional shares. Your interest in our assets will also be diluted if the Operating Partnership issues additional units.

Holders of our common stock will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue up to 3,100,000,000 shares of capital stock, of which 3,000,000,000 shares are classified as common stock, of which 500,000,000 shares are classified as Class T shares, 1,000,000,000 shares are classified as Class S shares, 500,000,000 shares are classified as Class D shares and 1,000,000,000 are classified as Class I shares, and 100,000,000 shares are classified as preferred stock. In addition, our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. After you purchase shares of our common stock in this offering, our board of directors may elect, without stockholder approval, to: (1) sell additional shares in this or future public offerings; (2) issue shares of our common stock or units in our Operating Partnership in private offerings; (3) issue shares of our common stock or units in our Operating Partnership upon the exercise of the options we may grant to our independent directors or future employees; (4) issue shares of our common stock or units in our Operating Partnership to the Adviser or the Special Limited Partner, or their successors or assigns, in payment of an outstanding obligation to pay fees for services rendered to us or the performance participation allocation; (5) issue shares of our common stock or units in our Operating Partnership to sellers of properties we acquire, or (6) issue equity incentive compensation to certain employees of affiliated service providers or to third-parties as satisfaction of obligations under incentive compensation arrangements. To the extent we issue additional shares of common stock after your purchase in this offering, your percentage ownership interest in us will be diluted. Because we hold all of our assets through the Operating Partnership, to the extent we issue additional units of our Operating Partnership after you purchase in this offering, your percentage ownership interest in our assets will be diluted. Because certain classes of the units of our Operating Partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between our Operating Partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons, our stockholders may experience substantial dilution in their percentage ownership of our shares or their interests in the underlying assets held by our Operating Partnership. Operating Partnership units may have different and preferential rights to the claims of common units of our Operating Partnership which correspond to the common stock held by our stockholders. Certain units in our Operating Partnership may have different and preferential rights to the terms of the common Operating Partnership units which correspond to the common stock held by our stockholders.

Our success is dependent on general market and economic conditions.

The real estate industry generally and the success of our investment activities in particular will both be affected by global and national economic and market conditions generally and by the local economic conditions where our properties are located. These factors may affect the level and volatility of real estate prices, which could impair our profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. Blackstone’s financial condition may be adversely affected by a significant economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on Blackstone’s businesses and operations (including the Adviser).

A depression, recession or slowdown in the U.S. real estate market or one or more regional real estate markets, and to a lesser extent, the global economy (or any particular segment thereof) would have a pronounced impact on us, the value of our assets and our profitability, impede the ability of our assets to perform under or refinance their existing obligations, and impair our ability to effectively deploy our capital or realize upon investments on favorable terms. We would also be affected by any overall weakening of, or disruptions in, the financial markets. Any of the foregoing events could result in substantial losses to our business, which losses will likely be exacerbated by the presence of leverage in our capital structure or our investments’ capital structures.

Market disruptions in a single country could cause a worsening of conditions on a regional and even global level, and economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could result in problems in one country adversely affecting regional and even global economic conditions and markets. For example, concerns about the fiscal stability and growth prospects of certain European countries in the last economic downturn had a negative impact on most economies of the Eurozone and global markets. The occurrence of similar crises in the future could cause increased volatility in the economies and financial markets of countries throughout a region, or even globally.

Additionally, political leaders in the U.S. and certain European nations have recently been elected on protectionist platforms, fueling doubts about the future of global free trade. The U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries. In addition, the U.S. government has recently imposed tariffs on certain foreign goods, including steel and aluminum and has indicated a willingness to impose tariffs on imports of other products. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect our performance.

For example, as a result of the recent financial crisis, the availability of debt financing secured by commercial real estate had been significantly restricted as a result of tightened lending standards for a prolonged period. As a result of the uncertainties in the credit market, real estate investors were unable to obtain debt financing on attractive terms, which adversely affected investment returns on acquisitions or their ability to make acquisitions or property improvements. Any future financial market disruptions may force us to use a greater proportion of our offering proceeds to finance our acquisitions and fund property improvements, reducing the cash available to pay distributions or satisfy repurchase requests and reducing the number of acquisitions we would otherwise make.

We are subject to additional risks from our non-U.S. investments.

We may invest in real estate properties located outside of the United States and real estate-related securities issued in, and/or backed by real estate in, countries outside the United States, including Canada, Europe and potentially elsewhere. Non-U.S. real estate-related investments involve certain factors not typically associated with investing in real estate-related investments in the U.S., including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which such investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between U.S. and non-U.S.

real estate markets, including potential price volatility in and relative illiquidity of some non-U.S. markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and differences in government supervision and regulation; (v) certain economic, social and political risks, including potential exchange-control regulations, potential restrictions on non-U.S. investment and repatriation of capital, the risks associated with political, economic or social instability, including the risk of sovereign defaults, regulatory change, and the possibility of expropriation or confiscatory taxation or the imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, and adverse economic and political developments; (vi) the possible imposition of non-U.S. taxes on income and gains and gross sales or other proceeds recognized with respect to such investments; (vii) differing and potentially less well-developed or well-tested corporate laws regarding stakeholder rights, creditors’ rights (including the rights of secured parties), fiduciary duties and the protection of investors; (viii) different laws and regulations, including differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (ix) political hostility to investments by foreign investors; and (x) less publicly available information. Furthermore, while we may have the capacity, but not the obligation, to mitigate such additional risks, including through the utilization of certain foreign exchange hedging instruments, there is no guarantee that we will be successful in mitigating such risks and in turn may introduce additional risks and expenses linked to such efforts.

The exit by the United Kingdom (“U.K.”) from the E.U. could adversely affect us.

The U.K. formally notified the European Council of its intention to leave the E.U. on March 29, 2017. Under the process for leaving the E.U., a departing member state remains a member state until a withdrawal agreement is entered into, or failing that, two years following notification (thus, in the case of the U.K., until March 29, 2019)—although that period can be extended by agreement.

The negotiations with the U.K. for leaving are intended to produce an agreement that ensures an orderly withdrawal from the E.U. and a political declaration outlining a framework for a future relationship between the U.K. and the E.U. Although the U.K. government and the E.U. agreed on the text of a withdrawal agreement, the U.K. Parliament has rejected the proposed terms, putting the deadline to finalize the withdrawal agreement to October 31, 2019.

The U.K. will therefore remain a member state subject to E.U. law with privileges to provide services under the single market directives until October 31, 2019, unless the U.K. Parliament ratifies the withdrawal agreement prior to that date. Any further privileges after October 31, 2019 will depend on some form of affirmative action taken by the U.K., such as, ratifying the withdrawal agreement (which provides for a transition or implementation period), seeking a further extension, or revoking its notification to leave the E.U.

Without assurance that the U.K. will ratify the withdrawal agreement (and thereby secure a transition period that may provide a more predictable trading relationship with the E.U. in the future), many businesses may be unable to postpone executing their contingency plans. Contingency planning for some businesses involves re-establishing the business in another member state, moving personnel and, if applicable, seeking authorization from the local regulator—all of which are costly and disruptive.

Even if a withdrawal agreement is ratified and a transition or implementation period is secured, U.K.-regulated firms and other U.K. businesses could still be adversely affected by the terms ultimately agreed for a future trading relation with the E.U. A tariff or non-tariff barrier, customs checks, the inability to provide cross-border services, changes in withholding tax, restrictions on movements of employees, restrictions on the transfer of personal data, etc., all have the potential to materially impair the profitability of a business, require it to adapt, or even relocate.

In the absence of an agreement between the U.K. and the E.U. on an orderly withdrawal, or without an extension of the negotiating period, or without the revocation of the U.K.’s notification to leave the E.U., the U.K. will become a third country vis-à-vis the E.U. on October 31, 2019 (i.e., in a “no-deal Brexit” scenario). As a third country, the U.K. will cease to have access to the single market and will no longer be a member of the E.U. customs union. The cross-border trade in goods between the U.K. and E.U. member states will, in such circumstances, depend on any multilateral trade agreements to which both the E.U. and the U.K. are parties (such as those administered by the World Trade Organization) and the provision of services by U.K. firms will be generally restricted to those that could be provided by firms established in any third country.

In summary, it is expected that the U.K. will not leave the E.U. before October 31, 2019. The extension to October 31, 2019 does not preclude a no-deal Brexit. Although it is probable that the adverse effects of a no-deal Brexit (if it were to occur) will principally affect the U.K. (and those having an economic interest in, or connected to, the U.K.), given the size and global significance of the U.K.’s economy, unpredictability about the terms of its withdrawal and its future legal, political and/or economic relationships with Europe is likely to be an ongoing source of instability, produce significant currency fluctuations, and/or have other adverse effects on international markets, international trade agreements and/or other existing cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). The withdrawal of the U.K. from the E.U. could therefore adversely affect our business, business opportunities, results of operations, financial conditions and cash flows. In addition, although it seems less likely now than at the time of the U.K.’s referendum, the withdrawal of the U.K. from the E.U. could have a further destabilizing effect if any other member states were to consider withdrawing from the E.U., presenting similar or additional risks and consequences to our business and financial results.

The lack of liquidity in our securities investments may adversely affect our business.

There can be no assurance that there will be a ready market for the resale of our real estate-related securities investments because such investments may not be liquid. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by us, particularly for certain of our loan investments. The credit markets, including the CMBS market, have periodically experienced decreased liquidity on the primary and secondary markets during periods of market volatility. Such market conditions could re-occur and would impact the valuations of our investments and impair our ability to sell such investments if we were required to liquidate all or a portion of our investments quickly. Additionally, certain of our securities investments, such as horizontal or other risk retention investments in CMBS, may have certain holding period and other restrictions that limit our ability to sell such investments.

Certain risks associated with CMBS may adversely affect our results of operations and financial condition.

We invest a portion of our assets in pools or tranches of CMBS, including horizontal and other risk retention investments. The collateral underlying CMBS generally consists of commercial mortgages on real property that has a multifamily or commercial use, such as retail space, office buildings, warehouse property and hotels, and which from time to time include assets or properties owned directly or indirectly by one or more Other Blackstone Accounts. CMBS have been issued in a variety of issuances, with varying structures including senior and subordinated classes. The commercial mortgages underlying CMBS generally face the risks described above in “—We may invest in commercial mortgage loans which are non-recourse in nature and include limited options for financial recovery in the event of default; an event of default may adversely affect our results of operations and financial condition.”

Changes to, or the elimination of, LIBOR may adversely affect interest expense related to borrowings under our credit facilities and real-estate related investments.

We pay interest under our credit facilities, and receive interest payments on certain of our real estate-related securities investments, based on LIBOR.

Regulators and law-enforcement agencies from a number of governments, including entities in the United States, Japan, Canada and the United Kingdom, have been conducting civil and criminal investigations into whether the banks that contributed to the British Bankers’ Association (the “BBA”), in connection with the calculation of daily LIBOR may have underreported or otherwise manipulated or attempted to manipulate LIBOR.

Based on a review conducted by the Financial Conduct Authority of the U.K. (the “FCA”) and a consultation conducted by the European Commission, proposals have been made for governance and institutional reform, regulation, technical changes and contingency planning. In particular: (a) new legislation has been enacted in the United Kingdom pursuant to which LIBOR submissions and administration are now “regulated activities” and manipulation of LIBOR has been brought within the scope of the market abuse regime; (b) legislation has been proposed which if implemented would, among other things, alter the manner in which LIBOR is determined, compel more banks to provide LIBOR submissions, and require these submissions to be based on actual transaction data; and (c) LIBOR rates for certain currencies and maturities are no longer published daily. In addition, pursuant to authorization from the FCA, ICE Benchmark Administration Limited (formerly NYSE Euronext Rate Administration Limited) (the “IBA”), took over the administration of LIBOR from the BBA on February 1, 2014. Any new administrator of LIBOR may make methodological changes to the way in which LIBOR is calculated or may alter, discontinue or suspend calculation or dissemination of LIBOR.

In a speech on July 27, 2017, Andrew Bailey, the Chief Executive of the FCA, announced the FCA’s intention to cease sustaining LIBOR after 2021. The FCA has statutory powers to require panel banks to contribute to LIBOR where necessary. The FCA has decided not to ask, or to require, that panel banks continue to submit contributions to LIBOR beyond the end of 2021. The FCA has indicated that it expects that the current panel banks will voluntarily sustain LIBOR until the end of 2021. The FCA’s intention is that after 2021, it will no longer be necessary for the FCA to ask, or to require, banks to submit contributions to LIBOR. The FCA does not intend to sustain LIBOR through using its influence or legal powers beyond that date. It is possible that the IBA and the panel banks could continue to produce LIBOR on the current basis after 2021, if they are willing and able to do so, but we cannot make assurances that LIBOR will survive in its current form, or at all. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is recommending replacing U.S.-dollar LIBOR with the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements, backed by Treasury securities. Although there have been a few issuances utilizing SOFR or the Sterling Over Night Index Average, an alternative reference rate that is based on transactions, it is unknown whether these alternative reference rates will attain market acceptance as replacements for LIBOR.

Our debt includes floating-rate loans and reverse repurchase agreements for which the interest rates are tied to LIBOR and real estate-related securities investments with interest payments based on LIBOR. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. As such, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined, and any changes to benchmark interest rates could increase our financing costs or decrease the income we earn on our real estate-related securities investments, which could impact our results of operations, cash flows and the market value of our investments.

The Adviser may face conflicts of interests in choosing our service providers and certain service providers may provide services to the Dealer Manager, the Adviser or Blackstone on more favorable terms than those payable by us.

Certain third-party advisors and other service providers and vendors to us (including accountants, administrators, lenders, bankers, brokers, attorneys, consultants, title agents, property managers and investment or commercial banking firms) are owned by Blackstone or Other Blackstone Accounts or provide goods or services to, or have other business, personal, financial or other relationships with, Blackstone, the Other Blackstone Accounts and their portfolio entities, the Dealer Manager, the Adviser and affiliates and personnel of the foregoing. Also, advisors, lenders, investors, commercial counterparties, vendors and service providers (including any of their affiliates or personnel) to us could have other commercial or personal relationships with Blackstone, Other Blackstone Accounts and their respective affiliates, personnel or family members of personnel of the foregoing.

Although Blackstone selects service providers and vendors it believes are most appropriate in the circumstances based on its knowledge of such service providers and vendors (which knowledge is generally greater in the case of service providers and vendors that have other relationships to Blackstone), the relationship of service providers and vendors to Blackstone as described above will, in certain circumstances, influence Blackstone in deciding whether to select, recommend or form such an advisor or service provider to perform services for us, the cost of which will generally be borne directly or indirectly by us, and incentivize Blackstone to engage such service provider over a third-party, utilize the services of such service providers and vendors more frequently than would be the case absent the conflict, or to cause us to pay such service providers and vendors higher fees or commissions than would be the case absent the conflict. The incentive could be created by current income and/or the generation of enterprise value in a service provider or vendor; Blackstone may also have an incentive to invest in or create service providers and vendors to realize on these opportunities. Furthermore, Blackstone will from time to time encourage third-party service providers to Other Blackstone Accounts to use other service providers and vendors in which Blackstone has an interest, and Blackstone has an incentive to use third-party service providers who do so as a result of the additional business for the related service providers and vendors. Fees paid to or value created in these service providers and vendors do not offset or reduce the Adviser’s management fee and are not otherwise shared with us. In the case of brokers of securities, our sponsor has a best execution policy that it updates from time to time to comply with regulatory requirements in applicable jurisdictions.

Blackstone, Other Blackstone Accounts, portfolio entities, and personnel and related parties of the foregoing will receive fees and compensation, including performance-based and other incentive fees, for products and services provided to us, such as fees for asset, development and property management; underwriting, syndication or refinancing of a loan or investment; loan servicing; special servicing; administrative services; advisory services on purchase or sale of an asset or company; investment banking services; placement agent services; fund administration; internal legal and tax planning services; information technology products and services; and other products and services. Such parties will also provide products and services for fees to Blackstone, Other Blackstone Accounts and portfolio entities, and their personnel and related parties, as well as third-parties. Through its Innovations group, Blackstone incubates businesses that can be expected to provide goods and services to us, our portfolio properties, Other Blackstone Accounts and their affiliates, as well as other Blackstone related parties and third-parties. By contracting for a product or service from a business related to Blackstone, we would provide not only current income to the business and its stakeholders, but could also create significant enterprise value in them, which would not be shared with us or our stockholders and could benefit Blackstone directly and indirectly. Also, Blackstone, Other Blackstone Accounts and portfolio entities, and their personnel and related parties may receive compensation or other benefits, such as through additional ownership interests or otherwise, directly related to the consumption of products and services by us. We will incur expense in negotiating for any such fees and services. Finally, Blackstone and its personnel and related parties may also receive compensation for origination expenses and with respect to unconsummated transactions.

Portfolio entities of Other Blackstone Accounts are and will be counterparties in agreements, transactions and other arrangements with us for the provision of goods and services, purchase and sale of assets and other matters. These agreements, transactions and other arrangements will involve payment of fees and other amounts, none of which will result in any offset to the management fees we pay to the Adviser notwithstanding that some of the services provided by such portfolio entity are similar in nature to the services provided by the Adviser. Generally, we may engage Blackstone-affiliated portfolio entities only if a majority of our board of directors, and a majority of the affiliate transaction committee (which is comprised of each of our independent directors) not otherwise interested in the transaction approve the transaction as being fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third-parties.

We may engage portfolio entities of Other Blackstone Accounts to provide some or all of the following services: (a) corporate support services (including, without limitation, accounting/audit (including valuation support services), account management, corporate secretarial services, data management, directorship services, finance/budget, human resources, information technology, judicial processes, legal, operational coordination (i.e., coordination with JV partners, property managers), risk management, tax and treasury; (b) loan management (including, without limitation, monitoring, restructuring and work-out of performing, sub-performing and nonperforming loans, administrative services, and cash management); (c) management services (i.e., management by a portfolio entity, Blackstone affiliate or third-party (e.g., a third-party manager) of operational services); (d) operational services (i.e., general management of day to day operations, including, without limitation, construction management, leasing services, project management and property management); and (e) transaction support services (including, without limitation, managing relationships with brokers and other potential sources of investments, identifying potential investments, coordinating with investors, assembling relevant information, conducting financial and market analyses and modelling, coordinating closing/post-closing procedures for acquisitions, dispositions and other transactions, coordination of design and development works, overseeing brokers, lawyers, accountants and other advisors, providing legal and accounting services, assistance with due diligence, preparation of project feasibilities, site visits, and specification of technical analysis and review of (i) design and structural work, (ii) architectural, façade and external finishes, (iii) certifications, (iv) operations and maintenance manuals and (v) statutory documents).

Such portfolio entities that can be expected to provide services to us include, without limitation, the following, and may include additional portfolio entities that may be formed or acquired in the future:

LivCor. We have engaged LivCor, L.L.C., a portfolio company owned by a Blackstone-advised fund for certain of our multifamily properties.

Equity Office Management/Equity Office Properties. We have engaged Equity Office Management, L.L.C., a portfolio company owned by Blackstone-advised funds for certain of our office properties.

ShopCore. We have engaged ShopCore Properties TRS Management LLC, a portfolio company owned by a Blackstone-advised fund for certain of our retail properties.

Link. We have engaged Link Industrial Properties Holdco LLC, a portfolio company owned by a Blackstone-advised fund for certain of our industrial properties.

BRE Hotels and Resorts. We have engaged BRE Hotels & Resorts LLC, a portfolio company controlled (but not owned) by a Blackstone-advised fund for certain of our hotel properties.

Revantage. We have engaged Revantage Corporate Services, LLC, a portfolio company owned by a Blackstone-advised fund, to provide corporate support services (including, without limitation, accounting, legal, tax, and treasury, as applicable) and transaction support services to certain of our investments directly.

We compensate these service providers and vendors owned by the Other Blackstone Accounts for services rendered to us, including through promote or other incentive-based compensation payable to their management teams and other related parties. The incentive-based compensation paid with respect to a portfolio entity or property will vary from the incentive based compensation paid with respect to other portfolio entities and properties; as a result the management team or other related parties may have greater incentives with respect to certain properties and portfolio entities relative to others, and the performance of certain properties and portfolio entities may provide incentives to retain management that also service other properties and portfolio entities. Service providers and vendors owned by Other Blackstone Accounts may charge us for certain goods and services at rates generally consistent with those available in the market for similar goods and services. The discussion regarding the determination of market rates below applies equally in respect of the fees and expenses of the portfolio entity service providers, if charged at rates generally consistent with those available in the market. Such service providers and vendors may also pass through expenses for other services on a cost reimbursement, no-profit or break-even basis, in which case the service provider allocates costs and expenses directly associated with work performed for our benefit to us, along with any related tax costs and an allocation of the service provider’s overhead, including any of the following: salaries, wages, benefits and travel expenses;

marketing and advertising fees and expenses; legal, accounting and other professional fees and disbursements; office space and equipment; insurance premiums; technology expenditures, including hardware and software costs; costs to engage recruitment firms to hire employees; diligence expenses; one-time costs, including costs related to building-out and winding-down a portfolio property; taxes; and other operating and capital expenditures. Any of the foregoing costs, although allocated in a particular period, may relate to activities occurring outside the period, and therefore we could pay more than our pro rata portion of fees for services. The allocation of overhead among the entities and assets to which services are provided may be based on any of a number of different methodologies, including, without limitation, “cost” basis as described above, “time-allocation” basis, “per unit” basis, “per square footage” basis or “fixed percentage” basis. There can be no assurance that a different manner of allocation would result in our bearing less or more costs and expenses. A service provider may subcontract certain of its responsibilities to other portfolio entities. In such circumstances, the relevant subcontractor could invoice the portfolio entity for fees (or in the case of a cost reimbursement arrangement, for allocable costs and expenses) in respect of the services provided by the subcontractor. The portfolio entity, if charging on a cost reimbursement, no-profit or break-even basis, would in turn allocate those costs and expenses as it allocates other fees and expenses as described above.

We, Other Blackstone Accounts and their affiliates are expected to enter into joint ventures with third-parties to which the service providers and vendors described above will provide services. In some of these cases, the third-party joint venture partner may negotiate to not pay its pro rata share of fees, costs and expenses to be allocated as described above, in which case we, Other Blackstone Accounts and their affiliates that also use the services of the portfolio entity service provider will, directly or indirectly, pay the difference, or the portfolio entity service provider will bear a loss equal to the difference. Portfolio entity service providers described in this section are generally owned by a Blackstone fund such as Other Blackstone Accounts. In certain instances a similar company could be owned by Blackstone directly.

Blackstone has a general practice of not entering into any arrangements with advisors, vendors or service providers that provide lower rates or discounts to Blackstone itself compared to those available to us for the same services. However, legal fees for unconsummated transactions are often charged at a discount rate, such that if we consummate a higher percentage of transactions with a particular law firm than Blackstone, Other Blackstone Accounts and their affiliates, we could indirectly pay a higher net effective rate for the services of that law firm than Blackstone or Other Blackstone Accounts or their affiliates. Also, advisors, vendors and service providers often charge different rates or have different arrangements for different types of services. For example, advisors, vendors and service providers often charge fees based on the complexity of the matter as well as the expertise and time required to handle it. Therefore, to the extent the types of services used by us are different from those used by Blackstone, Other Blackstone Accounts and their affiliates and personnel, we may pay different amounts or rates than those paid by such other persons. Similarly, Blackstone, the Other Blackstone Accounts and affiliates and we may enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with Blackstone) from time to time whereby such counterparty may charge lower rates or provide discounts or rebates for such counterparty’s products or services depending on the volume of transactions in the aggregate or other factors.

In addition to the service providers (including portfolio entity service providers) and vendors described above, we will engage in transactions with one or more businesses that are owned or controlled by Blackstone directly, not through one of its funds, including the businesses described below. These businesses may also enter into transactions with other counterparties of ours. Blackstone could benefit from these transactions and activities through current income and creation of enterprise value in these businesses. No fees charged by these service providers and vendors will offset or reduce the Adviser’s management fees. Furthermore, Blackstone, the Other Blackstone Accounts and their affiliates and related parties will use the services of these Blackstone affiliates, including at different rates. Although Blackstone believes the services provided by its affiliates are equal or better than those of third-parties, Blackstone directly benefits from the engagement of these affiliates, and there is therefore an inherent conflict of interest.

Blackstone-affiliated service providers and vendors, include, without limitation:

LNLS. Lexington National Land Services (“LNLS”) is a Blackstone affiliate that acts as an agent for one or more underwriters in issuing title policies and/or providing support services in connection with investments by us, Other Blackstone Accounts and their affiliates and related parties, and third-parties. LNLS focuses on transactions in rate-regulated states where the cost of title insurance is non-negotiable. LNLS will not perform services in non-regulated states for us and Other Blackstone Accounts, unless (i) in the context of a portfolio transaction that includes properties in rate-regulated states, (ii) as part of a syndicate of title insurance companies where the rate is negotiated by other insurers or their agents, (iii) when a third-party is paying all or a material portion of the premium or (iv) when providing only support services for compensation to the underwriter. LNLS earns fees, which would have otherwise been paid to third-parties, by providing title agency services and facilitating the placement of title insurance with underwriters and otherwise providing the support services described in (iv) above.

Certain Blackstone-affiliated service providers and their respective personnel may receive a management promote, an incentive fee and other performance-based compensation in respect of our investments. Furthermore, Blackstone-affiliated service providers may charge costs and expenses based on allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses), provided that these amounts will not exceed market rates as determined to be appropriate under the circumstances. Generally, we may engage Blackstone-affiliated service providers only if a majority of our board of directors, and a majority of the affiliate transaction committee (which is comprised of each of our independent directors), not otherwise interested in the transaction approve the transaction as being fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third-parties.

The Adviser and its affiliates will make determinations of market rates (i.e., rates that fall within a range that the Adviser and its affiliates has determined is reflective of rates in the applicable market and certain similar markets, though not necessarily equal to or lower than the median rate of comparable firms) based on its consideration of a number of factors, which are generally expected to include the experience of the Adviser and its affiliates with non-affiliated service providers as well as benchmarking data and other methodologies determined by the Adviser and its affiliates to be appropriate under the circumstances. In respect of benchmarking, while Blackstone often obtains benchmarking data regarding the rates charged or quoted by third-parties for services similar to those provided by Blackstone affiliates in the applicable market or certain similar markets, relevant comparisons may not be available for a number of reasons, including, without limitation, as a result of a lack of a substantial market of providers or users of such services or the confidential or bespoke nature of such services (e.g., within property management services, different assets may receive different property management services). In addition, benchmarking data is based on general market and broad industry overviews, rather than determined on an asset by asset basis. As a result, benchmarking data does not take into account specific characteristics of individual assets then owned or to be acquired (such as location or size), or the particular characteristics of services provided. For these reasons, such market comparisons may not result in precise market terms for comparable services. Expenses to obtain benchmarking data will be borne by us or by Other Blackstone Accounts and will not offset the management fee we pay to the Adviser. Finally, in certain circumstances third-party benchmarking may be considered unnecessary, including because the price for a particular good or service is mandated by law (e.g., title insurance in rate regulated states).

For more information regarding our relationships with these entities, see “Selected Information Regarding our Operations—Related Party Transactions” in this prospectus, as well as “Transactions with Related Persons and Certain Control Persons—Our Relationship with Our Adviser and Blackstone—Affiliate Service Agreements” in our definitive Proxy Statement on Schedule 14A, and “Related Party Transactions” in the notes to our consolidated financial statements appearing in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, each as incorporated herein by reference.

Blackstone and Other Blackstone Accounts operate in multiple industries, including the real estate related information technology industry, and provide products and services to or otherwise contract with us, among others. In connection with any such investment, Blackstone and Other Blackstone Accounts (or their respective portfolio entities and personnel and related parties) may make referrals or introductions to us or other portfolio entities in an effort, in part, to increase the customer base of such companies or businesses or because such referrals or introductions may result in financial benefits, such as additional equity ownership, accruing to the party making the introduction. We typically will not share in any fees, economics, equity or other benefits accruing to Blackstone, Other Blackstone Accounts and their respective portfolio entities as a result of such introduction.

We will enter into agreements regarding group procurement (such as CoreTrust, an independent group purchasing organization), benefits management, purchase of title and other insurance policies (which may include brokerage or placement thereof) and will otherwise enter into operational, administrative or management related initiatives. Blackstone will allocate the cost of these various services and products purchased on a group basis among us, Other Blackstone Accounts and portfolio entities. Some of these arrangements result in commissions, discounts, rebates or similar payments to Blackstone and its affiliates and personnel, or Other Blackstone Accounts and their portfolio entities, including as a result of transactions entered into by us, and such commissions or payment will not offset the management fee payable to the Adviser. Blackstone may also receive consulting or other fees from the parties to these group procurement arrangements. To the extent that a portfolio entity of an Other Blackstone Account is providing such a service, such portfolio entity and such Other Blackstone Account will benefit. Further, the benefits received by the particular portfolio entity providing the service may be greater than those received by us in receiving the service. Conflicts exist in the allocation of the costs and benefits of these arrangements.

We will purchase or bear premiums, fees, costs and expenses (including any expenses or fees of insurance brokers) to insure us, our portfolio properties, the Adviser, Blackstone and their respective directors, officers, employees, agents and representatives and other indemnified parties, against liability in connection with our activities. This includes a portion of any premiums, fees, costs and expenses for one or more “umbrella”, group or other insurance policies maintained by Blackstone that cover one or more of us and Other Blackstone Accounts, the Adviser and Blackstone (including their respective directors, officers, employees, agents and representatives and other indemnified parties). The Adviser and its affiliates will make judgments about the allocation of premiums, fees, costs and expenses for such “umbrella”, group or other insurance policies among one or more of us and Other Blackstone Accounts, the Adviser and Blackstone on a fair and reasonable basis, in their discretion, and may make corrective allocations should they determine subsequently that such corrections are necessary or advisable. For example, some property insurance could be allocated on a property-by-property basis in accordance with the relative values of the respective properties that are insured by such policies.

Additionally, we and Other Blackstone Accounts (and their portfolio entities) may jointly contribute to a pool of funds that may be used to pay losses that are subject to the deductibles on any group insurance policies, which contributions may similarly be allocated in accordance with the relative values of the respective properties that are insured by such policies (or other factors that Blackstone may reasonably determine).

In respect of such insurance arrangements, Blackstone may make corrective allocations from time to time should it determine subsequently that such adjustments are necessary or advisable. There can be no assurance that different allocations or arrangements than those implemented by Blackstone as provided above would not result in us and our portfolio properties bearing less (or more) premiums, deductibles, fees, costs and expenses for insurance policies.

We have and may in the future acquire and sell residential credit investments, which may subject us to legal, regulatory and other risks that could adversely impact our business and financial results.

We have and may in the future invest directly and indirectly in residential credit investments, which may include performing loans, nonperforming loans, residential mortgage loans and RMBS, which represent interests in pools of residential mortgage loans secured by one to four family residential mortgage loans. Investments in residential credit (including RMBS) are subject to various risks and uncertainties, including credit, market, interest rate, structural and legal risk. These risks may be magnified by volatility in the economy and in real estate markets generally. Residential credits are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors.

Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized by government agencies and the securities issued may be guaranteed. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the geographic area where the mortgaged property is located, the terms of the mortgage loan, the borrower’s equity in the mortgaged property, and the financial circumstances of the borrower. Certain mortgage loans may be of sub-prime credit quality (i.e., do not meet the customary credit standards of Federal National Mortgage Association (“Fannie Mae”) and Federal Home Loan Mortgage Corporation (“Freddie Mac”)). Delinquencies and liquidation proceedings are more likely with sub-prime mortgage loans than with mortgage loans that satisfy customary credit standards. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.

Residential mortgage loans in an issue of RMBS may also be subject to various U.S. federal and state laws, foreign laws, public policies and principles of equity that protect consumers which, among other things, may regulate interest rates and other fees, require certain disclosures, require licensing of originators, prohibit discriminatory lending practices, regulate the use of consumer credit information, and regulate debt collection practices. In addition, a number of legislative proposals have been introduced in the United States at the federal, state, and municipal level that are designed to discourage predatory lending practices. Violation of such laws, public policies, and principles may limit the servicer’s ability to collect all or part of the principal or interest on a residential mortgage loan, entitle the borrower to a refund of amounts previously paid by it, or subject the servicer to damages and administrative enforcement. Any such violation could also result in cash flow delays and losses on the related issue of RMBS.

Our investments in RMBS, which may include government mortgage pass-through securities and non-agency RMBS, are subject to certain other risks which may adversely affect our results of operations and financial condition.

Our investments in RMBS are subject to the risks of defaults, foreclosure timeline extension, fraud, home price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal accompanying the underlying residential mortgage loans. To the extent that assets underlying our investments are concentrated geographically, by property type or in certain other respects, we may be subject to certain of the foregoing risks to a greater extent. In the event of defaults on the residential mortgage loans that underlie our investments in RMBS and the exhaustion of any underlying or any additional credit support, we may not realize our anticipated return on our investments and we may incur a loss on these investments. At any one time, a portfolio of RMBS may be backed by residential mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions in the United States or in only a few foreign countries. As a result, the residential mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse political changes, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations. We may also acquire non-agency RMBS, which are backed by residential property but, in contrast to agency RMBS, their principal and interest are not guaranteed by federally chartered entities such as the Fannie Mae and Freddie Mac and, in the case of the Government National Mortgage Association (“Ginnie Mae”), the U.S. government. In addition, we may invest in government mortgage pass-through securities, which represent participation interests in pools of residential mortgage loans purchased from individual lenders by a federal agency or originated by private lenders and guaranteed by a federal agency, including those issued or guaranteed by Ginnie Mae, Fannie Mae and Freddie Mac. Ginnie Mae certificates are direct obligations of the U.S. Government and, as such, are backed by the “full faith and credit” of the United States. Fannie Mae is a federally chartered, privately owned corporation and Freddie Mac is a corporate instrumentality of the United States. Fannie Mae and Freddie Mac certificates are not backed by the full faith and credit of the United States but the issuing agency or instrumentality has the right to borrow, to meet its obligations, from an existing line of credit with the U.S. Treasury. The U.S. Treasury has no legal obligation to provide such line of credit and may choose not to do so.

Investment Objectives and Strategies

The following paragraph supersedes and replaces the first paragraph under the section of the Prospectus entitled “Investment Objectives and Strategies—Investments in Properties” and all similar disclosure in the Prospectus:

To execute our investment strategy, we invest primarily in stabilized income-oriented commercial real estate in the United States. We may invest to a lesser extent in Canadian and European cities and potentially elsewhere. We may also acquire assets that require some amount of capital investment in order to be renovated or repositioned. We generally will limit investment in new developments on a standalone basis, but may consider development that is ancillary to an overall investment.

The following disclosure supersedes and replaces the first two paragraphs under the section of the Prospectus entitled “Investment Objectives and Strategies—Investments in Real Estate-Related Securities” and all similar disclosure in the Prospectus:

Our real estate-related securities investments focus on non-distressed public and private real estate-related debt, including, but not limited to, CMBS, mortgages, loans, mezzanine and other forms of debt (including residential mortgage-backed securities (“RMBS”) and other residential credit), and may also include preferred equity and derivatives, as described in more detail below. Additionally, while we do not intend to make open market purchases of common stock in public equity REITs or other companies focused on owning real property, we may make such investments in companies with mortgages as one of their core businesses. Our investments in real estate-related securities will be focused in the United States, but may also include securities issued or backed by real estate in Europe and certain other countries.

As part of our real estate-related investment strategy, we invest in CMBS. CMBS may include multi-issuer CMBS, single-issuer CMBS and “rake bonds,” in each case, relating to real estate-related companies or assets. In a typical multi-issuer CMBS issuance, one or more mortgage loans of varying size, asset type (including, but not limited to, office, retail, multifamily, hospitality, industrial and single-family rental), and geography are pooled and transferred to a trust. The trust then issues a series of bonds that vary in duration, payment priority and yield. Then rating agencies (such as Moody’s, S&P or Fitch) assign credit ratings to the various bond classes ranging from investment grade to below investment grade.

The Company also invests in RMBS and other residential credit. In a typical RMBS issuance, residential mortgages of varying size and geographic location are pooled and transferred to a trust. The trust then issues a series of bonds that vary in duration, payment priority, and yield. Then rating agencies (such as S&P’s, Moody’s, or Fitch) assign credit ratings to the various bond classes ranging from investment grade to below investment grade.

The following paragraph supersedes and replaces the first paragraph under the section entitled “Investment Objectives and Strategies—Borrowing Policies” and all similar disclosure in the Prospectus:

We intend to use financial leverage to provide additional funds to support our investment activities. This allows us to make more investments than would otherwise be possible, resulting in a broader portfolio. Subject to the limitation on indebtedness for money borrowed in our charter described below, our target leverage ratio is in the range of 60% of our gross real estate assets (measured using the greater of fair market value and cost of gross real estate assets, including equity in our securities portfolio), inclusive of property-level and entity-level debt net of cash, but excluding debt on our securities portfolio. Indebtedness incurred (i) in connection with funding a deposit in advance of the closing of an investment or (ii) as other working capital advances, will not be included as part of the calculation above.

Management

The following updates the section of the Prospectus titled “Management—Directors and Executive Officers”:

Name	Age	Position
Paul Kolodziej	40	Chief Accounting Officer

Paul Kolodziej has been the Chief Accounting Officer of the Company since March 2019. He is a Senior Vice President in Blackstone Real Estate and previously served as Controller of the Company from June 2016 to March 2019. Prior to joining Blackstone in June 2016, Mr. Kolodziej was a Senior Manager at PricewaterhouseCoopers LLP, where he provided assurance services to financial service clients focused on real estate investment trusts, private real estate funds and hedge funds. During his time at PricewaterhouseCoopers LLP, Mr. Kolodziej also completed a two year rotation in PricewaterhouseCoopers LLP’s SEC Services Group within their National Office, focusing on client consultations over a wide range of matters related to security registrations and on-going SEC filing requirements. Mr. Kolodziej received a BS in Accountancy from DePaul University and is a Certified Public Accountant.

Plan of Distribution

The following is added to the “Plan of Distribution” section after the last paragraph under the heading “NOTICE TO NON-U.S. INVESTORS”:

Notice to Prospective Investors in Taiwan

The interests may be made available outside Taiwan to Taiwan resident investors for purchase outside Taiwan by such investors but are not permitted to be marketed, offered or sold in Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the interests in Taiwan.

Investments In Real Properties and Real Estate-Related Securities

The follow disclosure updates the similar information appearing in the section of the Prospectus entitled “Investments In Real Properties and Real Estate-Related Securities.”

Summary of Portfolio

The following chart outlines the percentage of our investments in real properties and investments in real estate-related securities and loans based on fair value as of June 30, 2019:

The following charts further describe our portfolio composition in real properties based on fair value as of June 30, 2019:

The following map identifies the top 10 markets of our portfolio composition in real properties based on fair value as of June 30, 2019:

Investments in Real Estate

As of June 30, 2019, we had acquired 652 properties with a total purchase price of $15.1 billion, inclusive of closing costs. Our diversified portfolio of income producing assets primarily consists of Multifamily and Industrial properties, and to a lesser extent Hotel and Retail properties, located in growth markets across the U.S. The following table provides a summary of our portfolio as of June 30, 2019:

Segment	Number of Properties	Sq. Feet (in thousands)/ Units/Keys(1)	Occupancy Rate(2)	Average Effective Annual Base Rent Per Leased Square Foot/Units/Keys(3)	Gross Asset Value(4) ($ in thousands)	Segment Revenue	Percentage of Segment Revenue
Multifamily	172	54,033 units	93%	$13,330	$8,904,021	$303,790	47%
Industrial	429	58,593 sq. ft.	95%	$5.10	5,063,441	166,981	25%
Hotel	47	7,142 keys	82%	$152.90/$125.06	1,648,807	174,419	27%
Retail	4	600 sq. ft.	98%	$19.60	179,321	6,209	1%

Total	652				$15,795,590	$651,399	100%

(1)	Multifamily includes other types of rental housing such as manufactured and student housing. Multifamily units include manufactured housing sites and student housing beds.
(2)

The occupancy rate is as of June 30, 2019 for non-hotels. The occupancy rate for our hotel investments is the average occupancy rate for the twelve months ended June 30, 2019. Hotels owned less than twelve months are excluded from the average occupancy rate calculation.

(3)

For multifamily properties, industrial properties, and retail properties, represents the annualized June 30, 2019 base rent per leased square foot or unit and excludes tenant recoveries, straight-line rent and above-market and below-market lease amortization. For hotel properties, represents Average Daily Rate (“ADR”) and Revenue Per Available Room (“RevPAR”), respectively, for the twelve months ended June 30, 2019. Hotels owned less than twelve months are excluded from the ADR and RevPAR calculations.

(4)	Based on fair value as of June 30, 2019.

Real Estate

The following table provides information regarding our portfolio of real properties as of June 30, 2019:

Segment and Investment	Number of Properties	Location	Acquisition Date	Ownership Interest(1)	Sq. Feet (in thousands)/ Units/Keys(2)	Occupancy Rate(3)
Multifamily:
Sonora Canyon Apartments	1	Mesa, AZ	Feb. 2017	100%	388 units	92%
TA Multifamily Portfolio	6	Various(4)	April 2017	100%	2,514 units	93%
Emory Point	1	Atlanta, GA	May 2017	100%	750 units	89%
Nevada West Multifamily	3	Las Vegas, NV	May 2017	100%	972 units	95%
Mountain Gate & Trails Multifamily	2	Las Vegas, NV	June 2017	100%	539 units	95%
Elysian West Multifamily	1	Las Vegas, NV	July 2017	100%	466 units	92%
Harbor 5 Multifamily	5	Dallas, TX	Aug. 2017	100%	1,192 units	94%
Gilbert Multifamily	2	Gilbert, AZ	Sept. 2017	90%	748 units	95%
Domain & GreenVue Multifamily	2	Dallas, TX	Sept. 2017	100%	803 units	96%
ACG II Multifamily	4	Various(5)	Sept. 2017	94%	932 units	90%
Olympus Multifamily	3	Jacksonville, FL	Nov. 2017	95%	1,032 units	95%
Amberglen West Multifamily	1	Hillsboro, OR	Nov. 2017	100%	396 units	94%
Aston Multifamily Portfolio	20	Various(6)	Nov. 2017 & Jan. 2018	90%	4,584 units	95%
Talavera and Flamingo Multifamily	2	Las Vegas, NV	Dec. 2017	100%	674 units	95%
Walden Pond & Montair Multifamily Portfolio	2	Everett, WA & Thornton, CO	Dec. 2017	95%	635 units	93%
Signature at Kendall Multifamily	1	Miami, FL	Dec. 2017	100%	546 units	96%
The Boulevard	1	Phoenix, AZ	April 2018	100%	294 units	94%
Blue Hills Multifamily	1	Boston, MA	May 2018	100%	472 units	95%
Wave Multifamily Portfolio	6	Various(7)	May 2018	100%	2,199 units	94%
ACG III Multifamily	2	Gresham, OR & Turlock, CA	May 2018	95%	475 units	93%
Carroll Florida Multifamily	2	Jacksonville & Orlando, FL	May 2018	100%	716 units	95%
Solis at Flamingo	1	Las Vegas, NV	June 2018	95%	524 units	95%
Velaire at Aspera	1	Phoenix, AZ	July 2018	100%	286 units	92%
Coyote Multifamily Portfolio	6	Phoenix, AZ	Aug. 2018	100%	1,752 units	93%
Avanti Apartments	1	Las Vegas, NV	Dec. 2018	100%	414 units	94%
Gilbert Heritage Apartments	1	Phoenix, AZ	Feb. 2019	90%	256 units	95%
Roman Multifamily Portfolio	14	Various(8)	Feb. 2019	100%	3,743 units	95%
Elevation Plaza Del Rio	1	Phoenix, AZ	April 2019	90%	333 units	62%
Courtney at Universal Multifamily	1	Orlando, FL	April 2019	100%	355 units	91%
Citymark Multifamily 2-Pack	2	Various(9)	April 2019	95%	608 units	99%
Tri-Cities Multifamily 2-Pack	2	Richland & Kennewick, WA	April 2019	95%	428 units	96%
Raider Multifamily Portfolio	3	Las Vegas, NV	April & June 2019	100%	1,110 units	93%
Bridge II Multifamily Portfolio	5	Various(10)	April & June 2019	100%	1,911 units	92%
Miami Doral 2-Pack	2	Miami, FL	May 2019	100%	720 units	94%
Davis Multifamily 2-Pack	2	Various(11)	May 2019	100%	454 units	83%
Slate Savannah	1	Savannah, GA	May 2019	90%	272 units	90%
Amara at MetroWest	1	Orlando, FL	May 2019	95%	411 units	97%
Colorado 3-Pack	3	Denver & Fort Collins, CO	May 2019	100%	855 units	95%
Edge Las Vegas	1	Las Vegas, NV	June 2019	95%	296 units	94%
ACG IV Multifamily	2	Various(12)	June 2019	95%	606 units	94%
Perimeter Multifamily 3-Pack	3	Atlanta, GA	June 2019	100%	691 units	92%
Anson at the Lakes	1	Charlotte, NC	June 2019	100%	694 units	95%
Highroads MH	3	Phoenix, AZ	April 2018	99%	265 units	92%
Evergreen Minari MH	2	Phoenix, AZ	June 2018	99%	115 units	96%
Southwest MH	14	Various(13)	June 2018	99%	3,065 units	79%
Hidden Springs MH	1	Desert Hot Springs, CA	July 2018	99%	317 units	85%
SVPAC MH	2	Phoenix, AZ	July 2018	99%	233 units	91%
Royal Vegas MH	1	Las Vegas, NV	Oct. 2018	99%	176 units	73%

Segment and Investment	Number of Properties	Location	Acquisition Date	Ownership Interest(1)	Sq. Feet (in thousands)/ Units/Keys(2)	Occupancy Rate(3)
Riverest MH	1	Tavares, FL	Dec. 2018	99%	130 units	93%
Angler MH Portfolio	5	Phoenix, AZ	April 2019	99%	939 units	80%
Florida MH 4-Pack	1	Tarpon Springs, FL	April 2019	99%	137 units	93%
EdR Student Housing Portfolio	20	Various(14)	Sept. 2018	95%	10,610 units	92%

Total Multifamily	172				54,033 units

Industrial:
Stockton Industrial Park	1	Stockton, CA	Feb. 2017	100%	878 sq. ft.	86%
HS Industrial Portfolio	38	Various(15)	April 2017	100%	5,968 sq. ft.	92%
Fairfield Industrial Portfolio	11	Fairfield, NJ	Sept. 2017	100%	578 sq. ft.	100%
Southeast Industrial Portfolio	5	Various(16)	Nov. 2017	100%	1,927 sq. ft.	97%
Kraft Chicago Industrial Portfolio	3	Aurora, IL	Jan. 2018	100%	1,693 sq. ft.	100%
Canyon Industrial Portfolio	146	Various(17)	March 2018	100%	21,719 sq. ft.	97%
HP Cold Storage Industrial Portfolio	6	Various(18)	May 2018	100%	2,252 sq. ft.	100%
Meridian Industrial Portfolio	106	Various(19)	Nov. 2018	99%(19)	14,011 sq. ft.	93%
Stockton Distribution Center	1	Stockton, CA	Dec. 2018	100%	987 sq. ft.	100%
Summit Industrial Portfolio	8	Atlanta, GA	Dec. 2018	100%	631 sq. ft.	98%
4500 Westport Drive	1	Harrisburg, PA	Jan. 2019	100%	179 sq. ft.	100%
Morgan Savannah	1	Savannah, GA	April 2019	100%	357 sq. ft.	100%
Minneapolis Industrial Portfolio	34	Minneapolis, MN	April 2019	100%	2,460 sq. ft.	96%
Atlanta Industrial Portfolio	61	Atlanta, GA	May 2019	100%	3,779 sq. ft.	95%
D.C. Powered Shell Warehouse Portfolio	7	Ashburn & Manassas, VA	June 2019	90%	1,174 sq. ft.	100%

Total Industrial	429				58,593 sq. ft.

Hotel:
Hyatt Place UC Davis	1	Davis, CA	Jan. 2017	100%	127 keys	85%
Hyatt Place San Jose Downtown	1	San Jose, CA	June 2017	100%	240 keys	79%
Florida Select-Service 4-Pack	4	Tampa & Orlando, FL	July 2017	100%	469 keys	78%
Hyatt House Downtown Atlanta	1	Atlanta, GA	Aug. 2017	100%	150 keys	78%
Boston/Worcester Select-Service 3-Pack	3	Boston & Worcester, MA	Oct. 2017	100%	374 keys	81%
Henderson Select-Service 2-Pack	2	Henderson, NV	May 2018	100%	228 keys	83%
Orlando Select-Service 2-Pack	2	Orlando, FL	May 2018	100%	254 keys	93%
Corporex Select Service Portfolio	5	Various(20)	Aug. 2018	100%	601 keys	N/A
JW Marriott San Antonio Hill Country Resort	1	San Antonio, TX	Aug. 2018	100%	1,002 keys	N/A
Hampton Inn & Suites Federal Way	1	Seattle, WA	Oct. 2018	100%	142 keys	N/A
Staybridge Suites Reno	1	Reno, NV	Nov. 2018	100%	94 keys	N/A
Salt Lake City Select Service 3 Pack	3	Salt Lake City, UT	Nov. 2018	60%	454 keys	N/A
Courtyard Kona	1	Kailua-Kona, HI	March 2019	100%	452 keys	N/A
Raven Select Service Portfolio	21	Various(21)	June 2019	100%	2,555 keys	N/A

Total Hotel	47				7,142 keys

Retail:
Bakers Centre	1	Philadelphia, PA	March 2017	100%	236 sq. ft.	99%
Plaza Del Sol Retail	1	Burbank, CA	Oct. 2017	100%	166 sq. ft.	100%
Vista Center	1	Miami, FL	Aug. 2018	100%	89 sq. ft.	90%
El Paseo Simi Valley	1	Simi Valley, CA	June 2019	100%	109 sq. ft.	97%

Total Retail	4				600 sq. ft.

Total Investments in Real Estate	652

(1)

Certain of the joint venture agreements entered into by the Company provide the seller or the other partner a profits interest based on certain internal rate of return hurdles being achieved. Such investments are consolidated by us and any profits interest due to the other partner is reported within non-controlling interests.

(2)	Multifamily includes other types of rental housing such as manufactured housing and student housing. Multifamily units include manufactured housing sites and student housing beds.
(3)

The occupancy rate is as of June 30, 2019 for non-hotels. The occupancy rate for our hotel investments is the average occupancy rate for the twelve months ended June 30, 2019. The occupancy rate is excluded for hotels owned less than twelve months.

(4)

The TA Multifamily Portfolio consists of a 32-floor property in downtown Orlando, FL (19% of units) and five garden style properties located in the suburbs of Palm Beach Gardens, FL (19%), Chicago, IL (19%), Orlando, FL (17%), Dallas, TX (14%), and Kansas City, KS (12%).

(5)	The ACG II Multifamily Portfolio consists of four garden style properties in Gilbert, AZ (30% of units), Modesto, CA (25%), Olympia, WA (24%), and Flagstaff, AZ (21%).
(6)	The Aston Multifamily Portfolio is located in four markets: Austin/San Antonio, TX (47% of units), Dallas/Fort Worth, TX (21%), Nashville, TN (18%), and Louisville, KY (14%).
(7)	The Wave Multifamily Portfolio is located in five markets: Greater Seattle, WA (29% of units), Sacramento, CA (28%), Las Vegas, NV (22%), Spokane, WA (14%), and Portland, OR (7%).
(8)

The Roman Multifamily Portfolio is primarily concentrated in Riverside, CA (18% of units), Denver, CO (13%), Tampa, FL (10%), Orlando, FL (9%), Charlotte, NC (9%), Portland, OR (8%), and Dallas, TX (8%).

(9)	The Citymark Multifamily 2-Pack is located in Las Vegas, NV (61% of units) and Lithia Springs, GA (39%).
(10)	The Bridge II Multifamily Portfolio is located in Phoenix, AZ (25% of units), Lakeland, FL (23%), Charlotte, NC (18%), Corona Hills, CA (17%), and Moreno Valley, CA (17%).
(11)	The Davis Multifamily 2-Pack is located in Jacksonville, FL (56% of units) and Raleigh, NC (44%).
(12)	ACG IV Multifamily is located in Puyallup, WA (74% of units) and Woodland, CA (26%).
(13)	Southwest MH is located in three markets: Phoenix, AZ (86% of sites), San Diego, CA (11%), and Palm Desert, CA (3%).
(14)

The EdR Student Housing Portfolio consists of 10,610 beds primarily concentrated at Penn State University (15% of beds), University of Arizona (10%), University of Virginia (8%), Arizona State University (8%) and Virginia Tech (8%).

(15)	The HS Industrial Portfolio is located in six submarkets: Atlanta, GA (38% of sq. ft.), Chicago, IL (23%), Houston, TX (17%), Harrisburg, PA (10%), Dallas, TX (10%) and Orlando, FL (2%).
(16)	The Southeast Industrial Portfolio is located in Jacksonville, FL (53% of sq. ft.), Atlanta, GA (26%), and Nashville, TN (21%).
(17)	The Canyon Industrial Portfolio is primarily concentrated in Chicago, IL (19% of sq. ft.), Dallas, TX (15%), Indianapolis, IN (11%), Baltimore/Washington, D.C. (9%), and Columbus, OH (7%).
(18)	The HP Cold Storage Industrial Portfolio is located in four markets: Stockton, CA (52% of sq. ft.), Atlanta, GA (24%), Baltimore, MD (18%), and Austin, TX (6%).
(19)

The Meridian Industrial Portfolio consists of 106 industrial properties primarily concentrated in Memphis, TN (23% of sq. ft.), Orlando, FL (19%), Jacksonville, FL (10%), Atlanta, GA (9%), Richmond, VA (7%), and Winston-Salem, NC (7%). We own a 99% joint venture interest in 74 of the properties and wholly own the other 32 properties.

(20)	The Corporex Select Service Portfolio is located in five markets: Phoenix, AZ (24% of keys), Reno, NV (23%), Salt Lake City, UT (20%), Sonoma, CA (17%), and Tampa, FL (16%).
(21)

The Raven Select Service Portfolio is primarily concentrated in Fort Lauderdale/West Palm, FL (24% of keys), Austin/San Antonio, TX (14%), Salt Lake City, UT (10%), Boulder, CO (10%), Durham, NC (7%), Minneapolis, MN (7%), and Chicago, IL (6%).

Subsequent to June 30, 2019, we acquired an aggregate of $520.7 million of real estate, exclusive of closing costs, across 6 separate transactions.

Agreement to Acquire $5.3 Billion, 64 Million Square Foot Industrial Portfolio

On June 2, 2019, we entered into a Memorandum of Designation and Understanding (the “Designation Agreement”) to acquire a 64 million square foot income-oriented, high quality, 95% leased industrial portfolio (the “Portfolio”) in well-located, in-fill locations, as part of a larger 179 million square foot transaction described below. The Portfolio will be acquired from entities related to GLP Pte. Ltd. and other unaffiliated third-parties (collectively, the “Seller”) for approximately $5.3 billion, excluding closing costs. The Portfolio consists of 316 industrial properties with 51% of aggregate square footage located in Dallas/Fort Worth, Chicago, Central Pennsylvania, Atlanta and Central Florida. Four of the top five markets in the Portfolio overlap with the Company’s current industrial portfolio.

We believe the Portfolio’s markets benefit from attractive fundamentals. Industrial vacancy across the Portfolio’s markets has continued to decline over the past six years and was just 5.2% as of March 31, 2019, while rents across the Portfolio’s markets have increased 6.1% year-over-year in the first quarter of 2019. The continued market rent growth in the Portfolio’s markets resulted in rents on new leases exceeding rents on expiring leases by 9% in the Portfolio during the first quarter of 2019. Construction of new supply in the Portfolio’s markets has averaged 2.1% of total stock over the past four years as compared to 2.2% of net industrial absorption.

The Portfolio is leased to 745 tenants including e-commerce and logistics companies such as Amazon, FedEx and DHL, as well as Starbucks, Wayfair and Whirlpool. As of May 20, 2019, the Portfolio had a 5-year weighted average lease life with no more than 17% of square footage expiring in a single year and no single tenant occupying 6% or more of the Portfolio’s aggregate square footage. The properties in the Portfolio face competition from similarly situated properties in and around their respective submarkets.

The following table provides an overview of the Portfolio:

			As of April 30, 2019
Submarket	Square Footage (in thousands)	Number of Properties	Occupancy	Average Effective Annual Base Rent Per Leased Square Foot(1)
Dallas/Fort Worth	9,035	32	94%	$3.85
Chicago	7,477	36	91%	$4.51
Central Pennsylvania	5,643	10	91%	$4.57
Atlanta	5,179	13	100%	$3.35
Central Florida	5,056	43	100%	$4.78
Columbus	3,827	15	93%	$3.10
Cincinnati	3,669	17	100%	$3.65
South Virginia	2,777	19	93%	$5.84
Denver	1,982	11	97%	$5.12
Las Vegas	1,942	3	100%	$4.97
Other	17,128	117	96%	$4.58

Total	63,715	316	95%	$4.32

(1)

Average effective annual base rent per leased square foot is determined from the annualized April 2019 base rent per leased square foot and excludes tenant recoveries, straight-line rent and above-below market lease amortization.

The table below sets forth certain historical information with respect to the occupancy rate at the Portfolio, expressed as a percentage of total gross leasable area, and the average effective annual base rent per leased square foot.

As of December 31,	Number of Properties in the Portfolio(1)	Weighted Average Annual Occupancy(1)	Average Effective Annual Base Rent per Leased Square Foot(1)(2)
2018	302	95%	$4.25
2017	291	95%	$4.13
2016	258	94%	$4.09
2015	258	92%	$4.07
2014	250	91%	$4.01

(1)

The Seller acquired the properties in the Portfolio during the years 2015 through 2018 and did not possess the weighted average occupancy or average effective annual base rent per leased square foot for any properties prior to its acquisition of such properties. As such, we have presented the weighted average occupancy and average effective annual base rent per leased square foot for properties from the date of acquisition by the Seller. For properties under development at the time of acquisition the historical information is presented beginning in the first full period subsequent to completion. In 2015, the Seller acquired certain properties in the portfolio from a fund managed by the Company’s sponsor and as such the 2014 historical information was obtained for such properties from the Company’s sponsor.

(2)

Average effective annual base rent per leased square foot is determined from the average base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-below market lease amortization.

The following table sets forth certain information with respect to the expiration of leases currently in place at the Portfolio through April 30, 2019. As leases expire, we believe the Portfolio will benefit from replacing rents that we believe are on average below market level.

Year	Number of Leases Expiring	Approximate Gross Leasable Area of Expiring Leases (Square Footage in Thousands)	% of Total Gross Leasable Area Represented by Expiring Leases	Total Annual Base Rental Income of Expiring Leases ($ in Thousands)	% of Total Annual Base Rent Income Represented by Expiring Leases
2019(1)	106	5,060	8.3%	$22,713	8.6%
2020	156	7,175	11.8%	$32,910	12.5%
2021	153	8,249	13.6%	$37,175	14.2%
2022	152	8,318	13.7%	$37,985	14.5%
2023	115	9,844	16.2%	$43,710	16.6%
2024	62	3,819	6.3%	$15,634	6.0%
2025	18	1,703	2.8%	$ 7,248	2.8%
2026	21	9,179	15.1%	$33,020	12.6%
2027	17	4,470	7.4%	$18,896	7.2%
2028	14	1,555	2.6%	$ 8,251	3.1%
2029	2	577	0.9%	$ 2,582	1.0%
Thereafter	5	810	1.3%	$ 2,536	0.9%

(1)	Amounts are calculated based on the April 2019 base rent for leases in place on April 30, 2019. Such amounts exclude tenant recoveries, straight-line rent and above-below market lease amortization.

Ten of the 316 properties in the Portfolio are subject to ground leases with municipal government authorities and have a weighted average maturity date of December 2058. One additional property is subject to a payment in lieu of taxes lease with a maturity date of December 2026 which includes an option to purchase the leased land for ten dollars at maturity. The remaining 305 properties are owned fee simple. The Portfolio includes 13 land parcels which are currently undeveloped with no current plans for development or improvement. The remainder of the existing properties in the Portfolio will continue to be utilized as industrial properties and the properties are suitable for their intended purposes with no plans for significant renovation or improvement. The average age of the properties in the Portfolio is 21 years.

We believe that the Portfolio is adequately covered by insurance. Real estate taxes assessed on the Portfolio for the most recent tax fiscal year were approximately $50.3 million. The amount of real estate taxes assessed was equal to the Portfolio’s assessed value multiplied by an average tax rate of 2.7%. For approximately 52% of the Portfolio, the purchase price (inclusive of closing costs) will approximate our federal tax basis. The remainder of the Portfolio will continue to be held in six acquired entities post-closing and the federal tax basis for this portion of the Portfolio will approximate the seller’s historical tax basis. We are currently evaluating a liquidation of these acquired entities at some future date and any such liquidation should result in the federal tax basis approximating fair market value at the time of the liquidation. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 40 years and furniture, fixtures, equipment and site improvements based upon estimated useful lives of 10 to 20 years.

The acquisition of the Portfolio is expected to be funded through a combination of cash on hand (which primarily consists of proceeds from the Company’s ongoing public offering), the assumption of certain existing debt, and new property-level debt. The assumed existing debt is secured by properties in the Portfolio, has an outstanding balance of $695 million, a weighted-average fixed interest rate of 3.7%, and a weighted average maturity date of October 17, 2028. The assumed existing debt is interest only and subject to yield maintenance prepayment provisions. The Company has received a loan commitment from Deutsche Bank for $1.5 billion of new property-level debt which will consist of an approximately $1.15 billion fixed rate component and an approximately

$350 million floating rate component. The fully extended term of the loan will be for seven years. The Company is negotiating additional property-level debt.

Pursuant to the terms of the Designation Agreement, the Company has been designated as the purchaser of the Portfolio. The Designation Agreement is being entered into between the Company and a special purpose wholly-owned subsidiary (the “Buyer”) of Blackstone Real Estate Partners funds, an affiliate of the Company’s sponsor. Under the terms of the Designation Agreement, the Company has agreed to, among other things, acquire the Portfolio and assume and timely perform its share of Buyer’s liabilities and obligations with respect to the Portfolio under the Transaction Agreement, dated as of June 2, 2019 (the “Transaction Agreement”), by and among the Seller, the Buyer and certain other parties. The Transaction Agreement provides for the sale of a portfolio of industrial assets, including the Portfolio, for an aggregate purchase price of approximately $18.7 billion excluding closing costs.

At the closing contemplated by the Transaction Agreement, the Company has agreed to pay the $5.3 billion purchase price allocable to the Portfolio under the Transaction Agreement. The Buyer has agreed to purchase the remaining opportunistic assets in the transaction at closing under the Transaction Agreement. The Buyer may not, without the Company’s consent, amend the Transaction Agreement as it affects (i) the Portfolio and (ii) the Company’s rights and obligations as the designated purchaser for the Portfolio under the Transaction Agreement. Upon a termination of the Transaction Agreement in certain circumstances, the Buyer will be required to pay the Seller a termination fee of $1.0 billion. Under the terms of the Designation Agreement, the Company has agreed to bear its ratable portion of this termination fee in the event actions of both the Buyer and the Company resulted in the termination fee becoming payable. However, if the actions of only one of the Buyer or the Company gave rise to the Buyer’s obligation to pay the termination fee, then that party will be responsible for the full termination fee. Under the Designation Agreement, the Buyer and the Company will share other transaction expenses ratably in accordance with their relative purchase prices under the Transaction Agreement, but any expenses that solely relate to the specific entities being acquired by the Buyer or the Company will be solely borne by that party. The Designation Agreement also provides for the allocation of certain other rights and responsibilities of the parties.

We expect the closing of the acquisition of the Portfolio to occur in September or October 2019, subject to certain closing conditions. There is no assurance that we will close the acquisition of the Portfolio on the terms described above or at all.

Investments in Real Estate-Related Securities and Loans

During the six months ended June 30, 2019, we invested $1.2 billion in real estate-related securities and loans. The following table details our investments in real estate-related securities and loans as of June 30, 2019 ($ in thousands):

			June 30, 2019
Number of Positions	Credit Rating(1)	Collateral(2)	Weighted Average Coupon(3)	Weighted Average Maturity Date(4)	Face Amount/ Notional(5)	Cost Basis	Fair Value
CMBS—Floating:
42	BB	Hospitality, Industrial, Multifamily, Office, Retail, Diversified	L+2.79%	10/29/2024	$1,131,473	$1,132,757	$1,136,303
33	BBB	Hospitality, Multifamily, Office, Retail, Diversified	L+2.30%	10/20/2024	816,234	817,997	819,883
21	B	Hospitality, Multifamily, Office	L+3.45%	10/27/2024	461,587	460,488	462,143
5	A	Hospitality, Industrial, Retail, Diversified	L+2.01%	1/25/2025	200,293	200,643	201,479
13	Other	Multifamily	L+2.48%	6/27/2026	112,045	112,586	112,698

114						2,724,471	2,732,506
CMBS—Fixed:
8	BBB	Multifamily, Diversified	4.3%	4/30/2028	67,662	64,999	68,560
6	BB	Hospitality, Multifamily, Office, Diversified	4.0%	1/17/2026	75,850	73,048	75,458
4	B	Hospitality, Multifamily, Diversified	4.3%	4/4/2026	82,493	81,534	81,402
6	Other	Multifamily, Diversified	4.5%	10/7/2026	56,298	54,008	55,476

24						273,589	280,896
CMBS—Zero Coupon:
1	BB	Multifamily	N/A	4/21/2025	27,273	19,964	20,368
3	Other	Multifamily	N/A	4/11/2027	208,817	102,232	110,684

4						122,196	131,052
CMBS—Interest Only:
2	AAA	Multifamily	0.1%	5/21/2026	1,800,924	10,367	10,367
1	BBB	Multifamily	0.1%	1/5/2028	225,803	1,534	1,534
1	A	Multifamily	0.1%	5/2/2025	194,399	978	978
1	Other	Multifamily	4.5%	1/7/2029	42,024	12,340	12,340

5						25,219	25,219
Corporate Bonds:
7	BB	Hospitality, Multifamily, Diversified	5.9%	6/30/2026	146,586	145,860	152,028
2	B	Hospitality, Multifamily	5.9%	10/9/2025	15,609	15,585	15,931

9						161,445	167,959
Term Loans:
4	B	Hospitality, Diversified	L+3.79%	1/11/2025	43,810	43,418	43,226
2	BB	Hospitality, Diversified	L+2.74%	5/2/2026	55,471	55,211	55,096
1	Other	Diversified	L+1.70%	2/6/2022	25,608	25,000	24,968

7						123,629	123,290

163						$3,430,549	$3,460,922

(1)

AAA represents credit ratings of AAA and AAA-, A represents credit ratings of A+, A, and A-, BBB represents credit ratings of BBB+, BBB, and BBB-, BB represents credit ratings of BB+, BB, and BB-, and B represents credit ratings of B+, B, and B-. Other consists of investments that, as of June 30, 2019, were either not ratable or have not been submitted to ratings agencies.

(2)	Multifamily real estate-related securities and loans are collateralized by various forms of rental housing including single-family homes and apartments.
(3)	The term “L” refers to the one-month U.S. dollar-denominated London Interbank Offer Rate (“LIBOR”). As of June 30, 2019, one-month LIBOR was 2.4%.
(4)	Weighted average maturity date is based on the fully extended maturity date of the instrument or, in the case of CMBS, the underlying collateral.
(5)	Represents notional amount for CMBS interest only positions.

The following charts further describe the diversification of our real estate-related securities and loans by credit rating and collateral type based on fair value as of June 30, 2019:

(1)

AAA represents credit ratings of AAA and AAA-, A represents credit ratings of A+, A, and A-, BBB represents credit ratings of BBB+, BBB, and BBB-, BB represents credit ratings of BB+, BB, and BB-, and B represents credit ratings of B+, B, and B-. Other consists of investments that, as of June 30, 2019, were either not ratable or have not been submitted to ratings agencies.

Subsequent to June 30, 2019, we purchased an aggregate of $77.3 million of real estate-related securities and loans.

Lease Expirations

The following schedule details the expiring leases at our industrial and retail properties by annualized base rent and square footage as of June 30, 2019 ($ and square feet data in thousands). The table below excludes our multifamily properties as substantially all leases at such properties expire within 12 months:

Year	Number of Expiring Leases	Annualized Base Rent(1)	% of Total Annualized Base Rent Expiring	Square Feet	% of Total Square Feet Expiring
2019 (remaining)	85	$8,560	3%	1,853	3%
2020	190	34,504	12%	6,885	12%
2021	235	46,390	16%	9,814	18%
2022	215	44,830	15%	8,058	14%
2023	169	47,986	17%	9,430	17%
2024	142	29,777	10%	6,390	12%
2025	53	18,099	6%	3,452	6%
2026	31	17,530	6%	2,730	5%
2027	24	16,907	6%	2,861	5%
2028	25	7,988	3%	929	2%
Thereafter	32	16,373	6%	3,430	6%

Total	1,201	$288,944	100%	55,832	100%

(1)

Annualized base rent is determined from the annualized base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-market and below-market lease amortization.

Compensation

The following paragraph supersedes and replaces the paragraph under the section of the Prospectus entitled “Compensation—Fees from Other Services—Affiliates of the Adviser” and all similar disclosure in the Prospectus:

We retain certain of the Adviser’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Our Operating Partnership or its subsidiary may also issue equity incentive compensation to certain employees of such affiliates for services provided. Any compensation paid to the Adviser’s affiliates for any such services will not reduce the management fee or performance participation allocation. Any such arrangements will be at or below market rates. For more information about such services, please see “Risk Factors—Risks Related to Conflicts of Interest—The Adviser may face conflicts of interest in choosing our service providers and certain service providers may provide services to the Dealer Manager, the Adviser or Blackstone on more favorable terms than those payable by us.”

Net Asset Value Calculation and Valuation Guidelines

The following replaces and supersedes the similar disclosure of the Prospectus in the section entitled “Net Asset Value Calculation and Valuation Guidelines” before the section entitled “Net Asset Value Calculation and Valuation Guidelines—Limits on the Calculation of Our NAV Per Share”:

Our NAV for each class of shares is based on the net asset values of our investments (including real estate-related securities), the addition of any other assets (such as cash on hand) and the deduction of any liabilities, including the allocation/accrual of any performance participation to the Special Limited Partner, and will also include the deduction of any stockholder servicing fees specifically applicable to such class of shares, in all cases as described below.

General

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by the Adviser and our independent valuation advisor in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. Our independent valuation advisor will review our valuation guidelines and methodologies related to investments in real property and certain real estate-related securities (as described below) with the Adviser and our board of directors at least annually. From time to time, our board of directors, including a majority of our independent directors, may adopt changes to the valuation guidelines if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.

The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities as described below and will likely differ from the book value of our equity reflected in our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model, as explained below, that adjusts the value of our assets and liabilities from historical cost to fair value generally in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. The Adviser will calculate the fair value of our real estate properties based in part on values provided by third-party independent appraisers and reviewed by our independent valuation advisor. Because these fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other public REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.

Our Independent Valuation Advisor

With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., to serve as our independent valuation advisor with respect to our real properties and certain real estate-related securities, which will review annual third-party appraisals of our properties and internal valuations prepared by the Adviser. The Adviser, with the approval of our board of directors, including a majority of our independent directors, may engage additional independent valuation advisors in the future as our portfolio grows. While our independent valuation advisor is responsible for reviewing our property and certain real estate-related securities valuations, our independent valuation advisor is not responsible for, and does not calculate, our NAV. The Adviser is ultimately responsible for the determination of our NAV.

Our independent valuation advisor may be replaced at any time, in accordance with agreed-upon notice requirements, by a majority vote of our board of directors, including a majority of our independent directors. We will promptly disclose any changes to the identity or role of our independent valuation advisor in reports we publicly file with the SEC.

Our independent valuation advisor will discharge its responsibilities in accordance with our valuation guidelines. Our board of directors will not be involved in the monthly valuation of our assets and liabilities, but will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility. Our NAV per share for each class of shares will be calculated by State Street, and such calculation will be reviewed and confirmed by the Adviser. Pursuant to our valuation services agreement with our independent valuation advisor, the Adviser will receive appraisal reports from third-party appraisal firms that have been reviewed by our independent valuation advisor along with the Adviser’s own valuation. Based in part on these appraisals, the Adviser will render a final valuation in order for State Street to calculate our NAV. The appraisals performed by independent third-party appraisal firms and reviewed by our independent valuation advisor will be one of several components considered by the Adviser in determining the value of our properties that will be used when State Street calculates our NAV per share for each class of shares.

We have agreed to pay fees to our independent valuation advisor upon its delivery to us of its review reports. We have also agreed to indemnify our independent valuation advisor against certain liabilities arising out of this engagement. The compensation we pay to our independent valuation advisor will not be based on the estimated values of our properties.

Our independent valuation advisor and certain of the independent third-party appraisers have provided, and are expected to continue to provide, real estate appraisal, appraisal management and real estate valuation advisory services to Blackstone and its affiliates and have received, and are expected to continue to receive, fees in connection with such services. Our independent valuation advisor and certain of the independent third-party appraisers and their respective affiliates may from time to time in the future perform other commercial real estate and financial advisory services for Blackstone and its affiliates, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the independent valuation advisor or the applicable appraiser as certified in the applicable appraisal report.

Valuation of Investments

Consolidated Properties

For the purposes of calculating our monthly NAV, our properties will initially be valued at cost, which we expect to represent fair value at that time, subject to any variation pursuant to our valuation guidelines. In accordance with GAAP, we determine whether the acquisition of a property qualifies as an asset acquisition or business combination. We capitalize acquisition-related costs associated with asset acquisitions and expense such costs associated with business combinations.

Each property will then be valued by an independent third-party appraisal firm within the first two full months after acquisition and no less than annually thereafter. Properties purchased as a portfolio may be valued as a single asset. Each third-party appraisal is performed in accordance with the Uniform Standards of Professional Appraisal Practice, or the similar industry standard for the country where the property appraisal is conducted, and reviewed by our independent valuation advisor for reasonableness. Upon conclusion of the appraisal, the independent third-party appraisal firm prepares a written report with an estimated range of gross market value of the property. Concurrent with the appraisal process, the Adviser values each property and, taking into account the appraisal, among other factors, determines the appropriate valuation within the range provided by the independent third-party appraisal firm. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (a Designated Member of the Appraisal Institute) or similar designation or, for international appraisals, a public or other certified expert for real estate valuations. We believe our policy of obtaining appraisals by independent third-parties will meaningfully enhance the accuracy of our NAV calculation. Any appraisal provided by an independent third-party appraisal firm will be performed in accordance with our valuation guidelines and will not be considered in the Adviser’s valuation of the applicable property until our independent valuation advisor has confirmed the reasonableness of such appraisal.

The Adviser will update the valuations of our properties monthly, based on the then most recent annual third-party appraisals and current material market data and other information deemed relevant, with review and confirmation for reasonableness by our independent valuation advisor. These updates to valuations may be outside of the range of values provided in the most recent third-party appraisal. Although monthly reviews of each of our real property valuations will be performed by our independent valuation advisor, such reviews are based on asset and portfolio level information provided by the Adviser, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned estimated capital expenditures and any other information relevant to valuing the real estate property, which information will not be independently verified by our independent valuation advisor.

The Adviser will monitor our properties for events that the Adviser believes may be expected to have a material impact on the most recent estimated values of such property, and will notify our independent valuation advisor of such events. If, in the opinion of the Adviser, an event becomes known to the Adviser (including through communication with our independent valuation advisor) that is likely to have any material impact on previously provided estimated values of the affected properties, the Adviser will adjust the valuation of such properties, subject to the review and confirmation for reasonableness of our independent valuation advisor. If deemed appropriate by the Adviser or our independent valuation advisor, any necessary adjustment will be determined as soon as practicable. Updated appraisals received during the year, if any, may also trigger an adjustment in the value of a property.

For example, a valuation adjustment may be appropriate to reflect the occurrence of an unexpected property-specific event such as a termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or a significant capital market event that may cause the value of a wholly-owned property to change materially. Valuation adjustments may also be appropriate to reflect the occurrence of broader market-driven events identified by the Adviser or our independent valuation advisor which may impact more than a specific property. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time.

In general, we expect that any adjustments to appraised values will be calculated promptly after a determination that a material change has occurred and the financial effects of such change are quantifiable by the Adviser. However, rapidly changing market conditions or material events may not be immediately reflected in our monthly NAV. The resulting potential disparity in our NAV may be detrimental to stockholders whose shares are repurchased or new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.

Real estate appraisals will be reported on a free and clear basis (for example, without taking into consideration any mortgage on the property), irrespective of any property level financing that may be in place. We expect to use the discounted cash flow methodology (income approach) as the primary methodology to value properties, whereby a property’s value is calculated by discounting the estimated cash flows and the anticipated terminal value of the subject property by the assumed new buyer’s normalized weighted average cost of capital for the subject property. Consistent with industry practices, the income approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence as well as the residual value of the asset as components in determining value. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Under the sales comparison approach, the independent third-party appraiser develops an opinion of value by comparing the subject property to similar, recently sold properties in the surrounding or competing area. The replacement cost approach relies on the principle of substitution, which holds that when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution. Because the appraisals performed by the independent third-party appraisal firms and reviewed by our independent valuation advisor, the Adviser’s determination of the appropriate valuations for our properties based on the range of values provided in such reports and any subsequent updates to the valuation of our properties made by the Adviser involve subjective judgments, the estimated fair value of our assets that will be included in our NAV may not reflect the liquidation value or net realizable value of our properties.

In conducting their investigations and analyses, our independent valuation advisor and other independent third-party appraisal firms will take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us, such as (i) historical operating revenues and expenses of the property; (ii) lease agreements on the property; (iii) the revenues and expenses of the property; (iv) information regarding recent or planned estimated capital expenditures; and (v) any other information relevant to valuing the real estate property. Although our independent valuation advisor may review information supplied or otherwise made available by us for reasonableness, it will assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and will not undertake any duty or responsibility to verify independently any of such information. Our independent valuation advisor will not make or obtain an independent valuation or appraisal of any of our other assets or liabilities (contingent or otherwise) other than our real properties. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our independent valuation advisor, our independent valuation advisor will assume that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting currently available estimates and judgments of our management and the Adviser, and will rely upon the Adviser to advise our independent valuation advisor promptly if any material information previously provided becomes inaccurate or was required to be updated during the period of review.

In performing their analyses, the Adviser, our independent valuation advisor and other independent third-party appraisal firms will make numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, our independent valuation advisor and other independent third-party appraisal firms will assume that we have clear and marketable title to each real estate property valued, that no title defects exist unless specifically informed to the contrary, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our independent valuation advisor’s review, opinions and conclusions will necessarily be based upon market, economic, financial and other circumstances and conditions existing prior to the valuation, and any material change in such circumstances and conditions may affect our independent valuation advisor’s review and conclusions. Our independent valuation advisor’s review reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the review, opinions and conclusions set forth therein. As such, the carrying values of our real properties may not reflect the price at which the properties could be sold in the market, and the difference between carrying values and the ultimate sales prices could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal.

Pursuant to our valuation services agreement with our independent valuation advisor, each individual appraisal report for our assets will be addressed solely to us to assist the Adviser in calculating our NAV. The appraisal reports relating to our properties will not be addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing appraisal reports, independent third-party appraisal firms will not, and will not be requested to, solicit third-party indications of interest for our common stock or any of our properties in connection with possible purchases thereof or the acquisition of all or any part of us.

The Adviser’s valuation of each investment’s liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure will not be reviewed by our independent valuation advisor or appraised. State Street will then incorporate such adjusted valuations into our NAV, which will then be reviewed and confirmed by the Adviser.

Unconsolidated Properties Held Through Joint Ventures

Unconsolidated properties held through joint ventures generally will be valued in a manner that is consistent with the guidelines described above for consolidated properties. Once the value of a property held by the joint venture is determined by an independent appraisal and we determine the fair value of any other assets and liabilities of the joint venture, the value of our interest in the joint venture would then be determined by the Adviser using a hypothetical liquidation calculation to value our interest in the joint venture, which would be a percentage of the joint venture’s NAV. Unconsolidated properties held in a joint venture that acquires multiple properties over time may be valued as a single investment.

Valuation of Real Estate-Related Securities

We invest in real-estate related securities (which include, but are not limited to, CMBS, mortgages, loans, mezzanine and other forms of debt (including RMBS and other residential credit)) and may also include preferred equity and derivatives. In general, real estate-related securities and derivatives will be valued by the Adviser based on market quotations or at fair value determined in accordance with GAAP. GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

Real estate-related securities with readily available market quotations

Market quotations may be obtained from third-party pricing service providers or broker-dealers for certain of our real estate-related securities. When reliable market quotations for real estate-related securities are available from multiple sources, the Adviser will use commercially reasonable efforts to use two or more quotations and will value such real estate-related securities based on the average of the quotations obtained. However, if to the extent that one or more of the quotations received is determined in good faith by the Adviser to not be reliable, the Adviser may disregard such quotation if the average of the remaining quotations is determined in good faith to be reliable by the Adviser.

Real estate-related securities without readily available market quotations

If market quotations are not readily available (or are otherwise not reliable for a particular investment), the fair value will be determined in good faith by the Adviser. Due to the inherent uncertainty of these estimates, estimates of fair value may differ from the values that would have been used had a ready market for these investments existed and the differences could be material. Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, or broker-dealer quotations)

Certain real estate-related securities, such as mortgages and mezzanine loans, are unlikely to have market quotations. In the case of loans acquired by us, such initial value will generally be the acquisition price of such loan. In the case of loans originated by us, such initial value will generally be the par value of such loan. Each such real estate-related security will then be valued by the Adviser within the first three full months after we invest in such security and no less than quarterly thereafter in accordance with the procedures set forth in the immediately following paragraph.

To conduct its initial quarterly valuation and subsequent quarterly revaluations of such real-estate related securities, the Adviser will initially determine if there is adequate collateral real estate value supporting such securities and whether the security’s yield approximates market yield. If the market yield is estimated to approximate the security’s yield, then such security is valued at its par value. If the market yield is not estimated to approximate the security’s yield, the Adviser will project the expected cash flows of the investment based on its contractual terms and discount such cash flows back to the valuation date based on an estimated market yield. Market yield is estimated as of each quarterly valuation date based on a variety of inputs regarding the collateral asset(s) performance, local / macro real estate performance, and capital market conditions, in each case as determined in good faith by the Adviser. These factors may include, but are not limited to: purchase price / par value of such real estate-related debt or other difficult to value securities; debt yield, capitalization rates, loan-to-value ratio, and replacement cost of the collateral asset(s); borrower financial condition, reputation, and indications of intent (e.g., pending repayments, extensions, defaults, etc.); and known transactions or other price discovery for comparable debt investments. In the absence of collateral real estate value supporting such securities, the Adviser will consider the residual value to its securities, following repayment of any senior debt or other obligations of the collateral asset(s). For each month that the Adviser does not perform a valuation of such real estate-related securities, it will review such security to confirm that there have been no significant events that would cause a material change in value of such security. Our independent valuation advisor will review and confirm the reasonableness of the valuation of our real estate-related securities investments without readily available market quotations upon the Adviser’s initial quarterly valuation of such security and each month thereafter.

Our board of directors has delegated to the Adviser the responsibility for monitoring significant events that may materially affect the values of our real estate-related securities and derivative investments and for determining whether the value of the applicable investments should be re-evaluated in light of such significant events. Except as otherwise provided in our valuation guidelines, the valuation of our real estate-related securities and derivatives will not be reviewed by our independent valuation advisor or appraised.

Liabilities

We will include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include the fees payable to the Adviser and the Dealer Manager, any accrued performance participation allocation to the Special Limited Partner, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability. Liabilities related to stockholder servicing fees will be allocable to a specific class of shares and will only be included in the NAV calculation for that class as described below. Our debt will be valued at fair value in accordance with GAAP. The Adviser advanced all of our organization and offering expenses on our behalf (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) through December 31, 2017. We will reimburse the Adviser for such advanced expenses ratably over the 60 months following December 31, 2017. For purposes of calculating our NAV, the organization and offering expenses paid by the Adviser through December 31, 2017 will not be recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Adviser for these costs. For purposes of calculating a monthly NAV, the stockholder servicing fee for each applicable class of shares will be calculated by multiplying the accrued monthly stockholder servicing fee rate (1/12th of the total annual stockholder servicing fee rate for each applicable class of shares) by the aggregate NAV of such class of shares for that month, after adjustment for any net portfolio income or loss, unrealized/realized gains or losses on assets and liabilities, management fee expense and performance participation allocation accrual. The Adviser’s valuation of each investment’s liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure will not be reviewed by our independent valuation advisor or appraised.

NAV and NAV Per Share Calculation

We are offering to the public four classes of shares of our common stock: Class T shares, Class S shares, Class D shares and Class I shares. Our NAV will be calculated for each of these classes by State Street. Our board of directors, including a majority of our independent directors, may replace State Street with another party, including our Adviser, if it is deemed appropriate to do so. The Adviser is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV, in each case, as performed by State Street.

Each class will have an undivided interest in our assets and liabilities, other than class-specific stockholder servicing fees. In accordance with the valuation guidelines, State Street calculates our NAV per share for each class as of the last calendar day of each month, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties based in part upon individual appraisal reports provided periodically by third-party independent valuation firms and reviewed by our independent valuation advisor, as finally determined and updated monthly by the Adviser, with review and confirmation for reasonableness by our independent valuation advisor, (2) our real estate-related securities for which third-party market quotes are available, (3) our other real estate-related securities, if any, and (4) our other assets and liabilities. Because stockholder servicing fees allocable to a specific class of shares will only be included in the NAV calculation for that class, the NAV per share for our share classes may differ. Operating Partnership units will be valued in the same fashion. Our valuation procedures include the following methodology to determine the monthly NAV of our Operating Partnership and the units. Our Operating Partnership has classes of units that are each economically equivalent to our corresponding classes of shares. Accordingly, on the last day of each month, the NAV per Operating Partnership unit of such units equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with these guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding Operating Partnership unit on such day.

Our NAV for each class of shares will be based on the net asset values of our investments (including real estate-related securities), the addition of any other assets (such as cash on hand), and the deduction of any liabilities

(including the allocation/accrual of any performance participation to the Special Limited Partner and the deduction of any stockholder servicing fees specifically applicable to such class of shares). At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV plus issuances of shares that were effective on the first calendar day of such month. The NAV calculation is available generally within 15 calendar days after the end of the applicable month. Changes in our monthly NAV includes, without limitation, accruals of our net portfolio income, interest expense, the management fee, any accrued performance participation, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly NAV also includes material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. On an ongoing basis, the Adviser will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand) and the deduction of any other liabilities, State Street incorporates any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees. For each applicable class of shares, the stockholder servicing fee is calculated as a percentage of the aggregate NAV for such class of shares. At the close of business on the date that is one business day after each record date for any declared distribution, our NAV for each class will be reduced to reflect the accrual of our liability to pay any distribution to our stockholders of record of each class as of the record date. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

The combination of the Class T NAV, Class S NAV, Class D NAV and Class I NAV equals the aggregate net asset value of our assets, which will consist almost entirely of the value of our interest in the Operating Partnership, less our liabilities, including liabilities related to class-specific stockholder servicing fees. The value of our interest in the Operating Partnership is equal to the excess of the aggregate NAV of the Operating Partnership over the portion thereof that would be distributed to any limited partners other than us if the Operating Partnership were liquidated. The aggregate NAV of the Operating Partnership is the excess of the value of the Operating Partnership’s assets (including the fair value of its properties, real estate-related securities, cash and other investments) over its liabilities (including the fair value of its debt, any declared and accrued unpaid distributions, any accrued performance participation allocation and the expenses attributable to its operations). The Adviser calculates the fair value of the assets and liabilities of the Operating Partnership as directed by our valuation guidelines based upon values received from various sources, as described in more detail above.

Net portfolio income and unrealized/realized gains on assets and liabilities for any month is allocated proportionately among the share classes according to the NAV of the classes at the beginning of the month.

Relationship between NAV and Our Transaction Price

Purchases and repurchases of shares of our common stock are not made based on the current NAV per share of our common stock at the time of purchase or repurchase. Generally, our transaction price will equal our prior month’s NAV. The transaction price will be the price at which we repurchase shares and the price, together with applicable upfront selling commissions and dealer manager fees, at which we offer shares. Although the transaction price will generally be based on our prior month’s NAV per share, such prior month’s NAV may be significantly different from the current NAV per share of the applicable class of stock as of the date on which your purchase or repurchase occurs.

In addition, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share (including by updating a previously disclosed offering price)

or suspend our offering and/or our share repurchase plan in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. In cases where our transaction price is not based on the prior month’s NAV per share, the offering price and repurchase price will not equal our NAV per share as of any time. The Adviser may determine whether a material change has occurred to our NAV per share since the end of the prior month and whether to set a transaction price that differs from the previous month’s NAV per share, and in such cases, discretion over what such transaction price will be.

Our transaction price will be made publicly available by posting it on our website at www.breit.com and filing a prospectus supplement with the SEC and in certain cases delivered directly to subscribers. Please see the “How to Subscribe” section of this prospectus for additional information on how we communicate a change in our transaction price and the timing of when we accept subscription requests.

As our upfront selling commissions and dealer manager fees are a percentage of the transaction price, any increase or decrease in our transaction price will have a corresponding impact on the absolute amount of fees paid in connection with your purchase and thus the number of shares you would be able to purchase for the same aggregate amount. For example, an increase in the transaction price after your subscription was submitted would result in fewer shares purchased for the same aggregate amount (inclusive of upfront costs).

Description of Capital Stock

The second paragraph under the section “Description of Capital Stock” and all similar disclosure in the Prospectus is updated with the following:

Under our charter, we have authority to issue a total of 3,100,000,000 shares of capital stock. Of the total shares of stock authorized, 3,000,000,000 shares are classified as common stock with a par value of $0.01 per share, 500,000,000 of which are classified as Class T shares, 1,000,000,000 of which are classified as Class S shares, 500,000,000 of which are classified as Class D shares and 1,000,000,000 of which are classified as Class I shares, and 100,000,000 shares are classified as preferred stock with a par value $0.01 per share. In addition, our board of directors may amend our charter from time to time, without stockholder approval, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Experts

The first paragraph under the section “Experts” is amended and replaced by the following:

The consolidated financial statements incorporated in this Prospectus by reference from Blackstone Real Estate Income Trust, Inc.’s Annual Report on Form 10-K as of and for the year ended December 31, 2018, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information; Incorporation by Reference

The following replaces and supersedes the section of the Prospectus titled “Where You Can Find More Information; Incorporation By Reference.”

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in this offering. This prospectus is a part of that registration statement and, as permitted by

SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed the contract or document as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

The SEC allows us to “incorporate by reference” certain information we have filed with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus. The following documents, which have been filed with the SEC, are incorporated by reference:

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2019 filed on May 15, 2019;

•	our Quarterly Report on Form 10-Q for the six months ended June 30, 2019 filed on August 14, 2019;

•	our Annual Report on Form 10-K for the year ended December 31, 2018 filed on March 15, 2019;

•	our Current Reports on Form 8-K filed March 15, 2019, June 3, 2019, July 26, 2019 and August 16, 2019;

•	our Current Report on Form 8-K/A, filed on May 25, 2018; and

•	our definitive Proxy Statement on Schedule 14A filed on March 29, 2019.

We will file annual, quarterly and special reports, proxy statements and other information with the SEC. The registration statement is, and any of these future filings with the SEC will be, available to the public over the internet at the SEC’s website at www.sec.gov.